Information contained herein is subject to completion and may be changed. This preliminary prospectus supplement and the accompanying prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

Subject to completion, dated September 10, 2007

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-145517

Preliminary prospectus supplement

(To prospectus dated August 16, 2007)

10,000,000 shares

Class A common stock

We are offering to sell 10,000,000 shares of our Class A common stock.

Concurrent with this offering, our Chairman and founder, William Brown, intends to purchase 500,000 shares of our Class A common stock from us in a private placement at the public offering price.

Holders of our Class A common stock have no voting rights, except as required by Delaware law. Only the holders of our common stock and Class B common stock vote for the election of directors and on most other matters.

Our Class A common stock is traded on the NASDAQ Global Select Market under the symbol “CENTA.” On September 7, 2007, the last reported sale price of our Class A common stock on the NASDAQ Global Select Market was $12.01 per share.

	Per Share	Total

Public offering price	$	$

Underwriting discount	$	$

Proceeds, before expenses, to Central	$	$

We have granted the underwriters an option for 30 days to purchase up to 1,500,000 additional shares of our Class A common stock to cover overallotments.

Investing in our Class A common stock involves a high degree of risk. See “ Risk Factors” beginning on page S-9 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or the accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

JPMorgan

Morgan Stanley

SunTrust Robinson Humphrey

                    , 2007

In this prospectus supplement, we use the terms “Central,” “we,” “us,” “our,” and “our company” and similar phrases to refer to Central Garden & Pet Company, a Delaware corporation, and its consolidated subsidiaries.

i

About this prospectus supplement

This prospectus supplement is a supplement to the accompanying prospectus that is also a part of this document. The accompanying prospectus is part of a registration statement that we filed with the SEC using a shelf registration process. Under the shelf registration process, from time to time we may offer debt securities, subsidiary guarantees of debt securities, preferred stock, debt warrants, equity warrants, common stock and Class A common stock. In the accompanying prospectus, we provide you with a general description of the securities we may offer from time to time under our shelf registration statement. In this prospectus supplement, we provide you with a general description of the shares of our Class A common stock that we will offer under this prospectus supplement and specific information about the terms of this offering. Both this prospectus supplement and the accompanying prospectus include, or incorporate by reference, important information about us, our Class A common stock and other information you should know before investing. This prospectus supplement also adds to, updates and changes information contained in the accompanying prospectus. If any specific statement that we make in this prospectus supplement is inconsistent with the statements made in the accompanying prospectus, the statements made in the accompanying prospectus are deemed modified or superceded by the statements made in this prospectus supplement. You should read both this prospectus supplement and the accompanying prospectus, as well as the additional information described under “Where You Can Find More Information” in the accompanying prospectus, before investing in our Class A common stock.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus or in any free writing prospectus which we or the underwriters have provided or will provide to you in connection with the offer and sale of the shares. Neither we nor the underwriters have authorized anyone to provide you with additional or different information. If anyone else provides you with additional, different or inconsistent information, you should not rely on it. We and the underwriters are offering to sell the shares, and seeking offers to buy the shares, only in jurisdictions where offers and sales are permitted. You should not assume that the information we have included in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the dates shown in these documents or that any information we have incorporated by reference in this prospectus supplement or the accompanying prospectus or any other information which we or the underwriters have provided in connection with this offer is accurate as of any date other than the date of the document incorporated by reference or such other information. Our business, financial condition, results of operations and prospects may have changed since that date.

ii

Prospectus summary

The company

The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this prospectus supplement. Prospective investors should carefully consider the matters set forth under the caption “Risk factors.”

Central Garden & Pet Company is a leading innovator, marketer and producer of quality branded products. We are one of the largest suppliers in the pet and lawn and garden supplies industries in the United States. The total pet industry is estimated to be approximately $36 billion in annual retail sales. We estimate the annual retail sales of the pet supplies and ultra- premium pet food markets in the categories in which we participate to be approximately $13 billion. The total lawn and garden industry in the United States is estimated to be approximately $95 billion in annual retail sales. We estimate the annual retail sales of the lawn and garden supplies markets in the categories in which we participate to be approximately $27 billion.

•

Our pet supplies products include products for dogs and cats, including edible bones, premium healthy edible and non-edible chews, ultra-premium dog and cat food, leashes, collars, toys, pet carriers, grooming supplies and other accessories; products for birds, small animals and specialty pets, including food, cages and habitats, toys, chews and related accessories; animal and household health and insect control products; products for fish, reptiles and other aquarium-based pets, including aquariums, furniture and lighting fixtures, pumps, filters, water conditioners and supplements, and information and knowledge resources; and products for horses and livestock. These products are sold under a number of brand names including Adams, All-Glass Aquarium, Altosid, Aqueon, BioSpot, Breeder’s Choice, Coral Life, Farnam, Four Paws, Interpet, Kaytee, Kent Marine, Nylabone, Oceanic, Pet Select, Pre Strike, RZilla, Super Pet, TFH and Zodiac.

•

Our lawn and garden supplies products include proprietary and non-proprietary grass seed; wild bird feed, bird feeders, bird houses and other birding accessories; weed, grass, ant and other herbicide, insecticide and pesticide products; and decorative outdoor lifestyle and lighting products including pottery, trellises and other wood products and holiday lighting. These products are sold under a number of brand names including AMDRO, GKI/Bethlehem Lighting, Grant’s, Ironite, Lilly Miller, Matthews Four Seasons, New England Pottery, Norcal Pottery, Over’n Out, Pennington, Sevin and The Rebels.

We have had a long history of revenue growth and profitability. From fiscal 2001 to fiscal 2006, our consolidated net sales increased from $1.1 billion to $1.6 billion and our income from operations increased from $14.1 million to $136.8 million. During this same period, sales of our pet segment, or Pet Products, increased from $476.0 million to $819.2 million and sales of our lawn and garden segment, or Garden Products, increased from $647.0 million to $802.4 million.

Competitive strengths

We believe we have the following competitive strengths which serve as the foundation of our business strategy:

•

Market Leadership Positions Built on a Strong Brand Portfolio.    We are one of the leaders in the premium branded U.S. pet supplies market and in the U.S. consumer lawn and garden supplies market. We have a diversified portfolio of brands, most of which we believe are among the leading brands in their respective U.S. market categories. The majority of our brands have been marketed and sold for more than 20 years.

•

Innovative New Products.    We have developed a reputation for introducing innovative and high quality products. We continuously seek to introduce new products at a reasonable cost, both as complementary extensions of existing product lines and as new product categories. We have received over 37 awards for our new pet products in the last three years.

•

Strong Relationships with Retailers.    We have developed strong relationships with major and independent retailers through product innovation, premium brand names, broad product offerings, captive sales and logistics capabilities and a high level of customer service. Major retailers value the efficiency of dealing with suppliers with national scope and strong brands. These strengths have made us one of the largest pet supplies vendors to Wal*Mart, PETsMART and PETCO and among the largest lawn and garden supplies vendors to Wal*Mart, Home Depot and Lowe’s. In addition, we are the largest supplier to independent pet supplies retailers in the United States.

•

Favorable Industry Characteristics.    The pet and lawn and garden supplies markets in the U.S. have grown, even during recent periods of economic uncertainty, and are expected to continue to grow due to favorable demographic and leisure trends. The key demographics bolstering our markets are the growth rates in the number of children under 18 and the number of adults over age 55. Households with children tend to own more pets, and adults over 55 are more likely to be “empty nesters” who keep pets as companions and have more disposable income and leisure time available for both pets and garden activities.

•

Sales and Logistics Networks.    We are a leading supplier to independent specialty retailers for the pet and lawn and garden supplies markets through our sales and logistics networks. We believe our sales and logistics networks give us a significant competitive advantage over other suppliers. These networks provide us with key access to independent pet specialty retail stores and retail lawn and garden customers that require two-step distribution for our branded products.

•

Experienced and Incentivized Management Team.    Our senior management team has significant experience in the pet and lawn and garden supplies industries. William E. Brown, our Chairman, has over 25 years of industry experience, and Glenn W. Novotny has been our Chief Executive Officer since June 2003 and our President since 1990. Our Chairman also owns approximately 7% of our outstanding stock and, concurrent with this offering, intends to purchase an additional 500,000 shares of Class A common stock in a private placement directly from us.

Business strategy

Our objective is to increase market share, revenue, cash flow and profitability by enhancing our position as one of the leading companies in the U.S. pet supplies industry and the lawn and garden industry. To achieve our objective, we plan to capitalize on our strengths and favorable industry trends by implementing the following key elements of our business strategy:

•

Promote Existing Brands.    With our broad product assortment, strong brand names, strong sell-through and innovative products and packaging, we believe we can further strengthen our relationships with existing retailers to increase shelf space and sales. We believe that the expansion plans of our major customers provide us with a solid foundation for continued growth. We intend to gain market share in the mass market, grocery and specialty pet store channels and add new retailers through our recent addition of marketing and sales personnel dedicated to these channels, as well as our innovative product introductions and packaging. We will continue to focus on using our sales and logistics network to emphasize sales of our higher margin, proprietary brands and to use efficient supply chain capabilities that enable us to provide retailers with high service levels and consistent in-stock positions. In addition, we intend to leverage our existing brands to expand opportunistically into international markets with existing retailers.

•

Continue New Product and Packaging Innovation.    We will continue to leverage the strength of our leading brand names by introducing innovative new products and packaging, extending existing product lines and entering new product categories. Our new product strategy seeks to capitalize on consumer needs and on our strong brand names, established customer relationships and history of product innovation. We have also made investments in our corporate sales and marketing infrastructure in the areas of product development, category management and key account sales support.

•

Continue to Improve Margins.    We believe there is an opportunity to continue to improve our gross and operating margins through increased sales of our higher margin, consumer preferred, innovative branded products and through cost reductions and leveraging of our existing infrastructure. Since fiscal 2004, we consolidated our sales and logistics centers, made capital improvements and consolidated some of our manufacturing facilities to reduce costs and improve manufacturing efficiencies. As a result of our initiatives, gross margins increased from 30.3% in fiscal 2004 to 32.1% in fiscal 2005 and 33.0% in fiscal 2006. However, our gross margin decreased to 32.8% for the nine month period ended June 30, 2007 due primarily to significant grain cost increases and adverse weather conditions.

•

Pursue Strategic Acquisitions of Branded Companies.    We plan to continue to make selected strategic acquisitions of branded product companies that complement our existing brands and product offerings. Management has substantial experience in acquiring branded products companies. By leveraging our marketing, manufacturing and sales and logistics capabilities, we believe we can increase the sales and improve the operating efficiencies of acquired companies. We look for companies with the potential to have the top one or two brands in their respective categories. The characteristics we seek when evaluating target companies are strong brand names, high quality and innovative product offerings, an experienced management team and a history of organic earnings growth.

Recent developments and financial results

During the first nine months of fiscal 2007, our sales and operating results were adversely impacted primarily by unfavorable weather conditions in many parts of the United States and continued adverse grain cost pressures in our wild bird feed operations. We believe the garden segment sales shortfall in the third quarter of fiscal 2007 of approximately $50 million as compared to the same period last year was due primarily to weather conditions that impacted sales of our grass seed products and sales of our herbicide, pesticide and insecticide products. We believe that our cost of goods for grain will increase by approximately $25-$30 million in fiscal 2007 over fiscal 2006, based on our grain costs year-to-date and our forecast for the balance of the fiscal year.

On September 10, 2007, we announced that we currently expect operating earnings for the fiscal fourth quarter ended September 29, 2007 to be in the range of $0.07 to $0.09 per fully diluted share and for fiscal 2007 to be in the range of $0.54 to $0.56 per fully diluted share, excluding any unforeseen year-end adjustments or non-cash charges. We further announced that we expect fiscal 2008 results to be a substantial improvement over fiscal 2007 results but not to the level of fiscal 2006 results, assuming that the adverse weather conditions and volatile grain prices, which adversely affected fiscal 2007 results, do not recur. The preliminary forecasts for the fourth quarter and for fiscal 2007 and our outlook for fiscal 2008 do not include the effects of any future acquisitions or the impact of this offering and the concurrent offering.

On August 27, 2007, we amended our credit facility to provide us with additional financial flexibility. The amendment increased the maximum capital expenditures amount for fiscal 2007 to $70 million, reduced the minimum interest coverage ratio through the third quarter of fiscal 2008 to 2.50x, increased the maximum leverage ratio through the third quarter of fiscal 2008 to 5.0x, and provided that the interest rate on both term loans and revolving loans increases when the leverage ratio exceeds 4.5 to 1.0.

On February 5, 2007, we issued a stock dividend on our common stock and Class B common stock to stockholders of record as of January 14, 2007. The stock dividend was in the form of two shares of our Class A common stock for each outstanding share of our common stock and Class B common stock. We distributed the Class A common stock to create an active trading market in the stock. We plan to use our Class A common stock to strategically raise additional equity capital, to pursue acquisitions and to contribute to employee benefit plans.

The offering

Issuer	Central Garden & Pet Company

Class A common stock offered	10,000,000 shares

Concurrent offering to Chairman	Concurrent with this offering, our Chairman and founder, William Brown, intends to purchase 500,000 shares of our Class A common stock from us in a private placement at the public offering price.

Common stock outstanding after this offering:

Class A common stock	58,344,603 shares
Common stock	22,289,985 shares
Class B common stock	1,652,262 shares

Use of proceeds	We expect to use the net proceeds from this offering and the concurrent offering to pay down debt under our revolving credit facility.

Risk factors	An investment in our Class A common stock involves risks. Please read the section titled “Risk factors” beginning on page S-9 of this prospectus supplement.

NASDAQ Global Select Market symbols:

Class A common stock	CENTA
Common stock	CENT

The number of shares estimated to be outstanding after this offering is based on 22,289,985 shares of common stock, 47,844,603 shares of Class A common stock and 1,652,262 shares of Class B common stock outstanding on September 1, 2007, and excludes (i) 3,510,244 shares of Class A common stock and 1,244,399 shares of common stock issuable upon exercise of stock options outstanding under our stock option plan on September 1, 2007, of which options for 659,166 shares of Class A common stock and 322,683 shares of common stock were exercisable on that date, and (ii) 43,202 shares of Class A common stock and 21,601 shares of common stock issuable upon conversion of our Series B preferred stock.

Holders of our Class A common stock and Series B preferred stock have no voting rights, except as required by Delaware law. Only the holders of our common stock and Class B common stock, neither of which we are offering by this prospectus supplement, vote for the election of directors and on most other matters. The holders of common stock are entitled to one vote per share, and the holders of Class B common stock are entitled to the lesser of ten votes per share or 49% of the total votes cast. See “Description of Capital Stock” in the accompanying prospectus.

Except as otherwise indicated, all information in this prospectus supplement assumes no exercise of the underwriters’ over-allotment option to purchase up to an additional 1,500,000 shares from us.

Our fiscal year ends on the last Saturday of September, and our fiscal quarters end on the last Saturday of December, March and June. Fiscal year 2006 included 53 weeks; fiscal years 2002-2005 included 52 weeks.

Summary consolidated financial information

The following table shows summary consolidated financial and operating information for us. You should read the information set forth below in conjunction with our consolidated audited financial statements for the year ended September 30, 2006, and related notes thereto, our consolidated unaudited interim financial statements for the three months and nine months ended June 30, 2007, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2006, which is incorporated by reference herein.

	Fiscal Year Ended			Nine Months Ended
(in thousands, except per share amounts)	September 25, 2004	September 24, 2005	September 30, 2006	June 24, 2006	June 30, 2007

Statement of Operations Data:
Net sales	$1,266,526	$1,380,644	$1,621,531	$1,200,757	$1,269,836
Cost of goods sold and occupancy	882,227	937,989	1,086,219	800,296	852,980

Gross profit	384,299	442,655	535,312	400,461	416,856
Selling, general and administrative expenses	302,227	342,526	398,510	285,083	327,509

Income from operations	82,072	100,129	136,802	115,378	89,347
Interest expense, net	(17,753)	(20,660)	(37,670)	(25,915)	(36,039)
Other income	2,023	4,576	3,083	3,223	2,879

Income before income taxes and minority interest	66,342	84,045	102,215	92,686	56,187
Income taxes	24,992	30,258	35,791	32,362	20,904
Minority interest	—	—	890	809	1,284

Net income	$ 41,350	$ 53,787	$ 65,534	$ 59,515	$ 33,999

Net income per share (1):
Basic	$ 0.69	$ 0.86	$ 0.97	$ 0.90	$ 0.48

Diluted	$ 0.66	$ 0.83	$ 0.95	$ 0.87	$ 0.47

Weighted average shares used in the computation of net income per share (1):
Basic	60,108	62,439	67,833	66,180	70,730
Diluted	62,403	64,578	69,054	68,190	72,066

Other Data:
Depreciation and amortization	$ 18,516	$ 19,600	$ 23,957	$ 18,628	$ 21,875
Capital expenditures	$ 18,264	$ 18,676	$ 47,589	$ 30,716	$ 47,462
Cash from (used in) operating activities	$ 64,414	$ 57,659	$ 95,166	$ 1,885	$ (2,899)
Cash used in investing activities	$ (192,147)	$ (65,808)	$ (427,721)	$ (384,781)	$ (63,442)
Cash from financing activities	$ 62,214	$ 25,085	$ 332,239	$ 362,159	$ 53,660
Ratio of earnings to fixed charges(2)	4.36	4.23	3.31	3.94	2.35

	June 30, 2007	As Adjusted(3)
(in thousands)

Balance Sheet Data:
Cash	$ 15,815	$ 15,815
Working capital	$ 476,728	$ 476,728
Total assets	$1,660,451	$1,660,451
Total debt	$ 616,335	$ 496,985
Stockholders’ equity	$ 776,222	$ 895,572

(1)	All share and per share amounts have been restated to reflect the Class A common stock dividend on February 5, 2007.

(2)	For the purposes of determining the ratio of earnings to fixed charges, earnings consist of income (loss) before income taxes and cumulative effect of accounting change, excluding income and losses associated with equity method investees, and before fixed charges. Fixed charges consist of interest expense, the portion of rental expense under operating leases deemed by management to be representative of the interest factor and amortization of deferred financing costs.

(3)	Adjusted to reflect the sale of (i) 10,000,000 shares of Class A common stock offered by us hereby and (ii) 500,000 shares of Class A common stock in the concurrent offering, at an assumed offering price of $12.01 per share, the last reported sale price of our Class A common stock on the NASDAQ Global Select Market on September 7, 2007, and the application of the estimated net proceeds therefrom as described in “Use of proceeds.”

A $1.00 increase or decrease in the assumed offering price of $12.01 per share of Class A common stock would increase or decrease each of as adjusted total debt and stockholders’ equity by $10.0 million, assuming the number of shares of Class A common stock offered by us and sold in the concurrent offering, as set forth on the cover page of this preliminary prospectus supplement, remains the same and after deducting the estimated underwriting discount and estimated offering expenses we expect to pay.

Risk factors

You should carefully consider the risks described below. In addition, the risks described below are not the only ones facing us. We have only described the risks we consider to be the most material. However, there may be additional risks that are viewed by us as not material at the present time or are not presently known to us. Conditions could change in the future, or new information may come to our attention that could impact our assessment of these risks.

If any of the events described below were to occur, our business, prospects, financial condition and/or results of operations could be materially adversely affected. In any such case, the price of our Class A common stock could decline, and you could lose all or part of your investment in our company.

Our operating results and cash flow are susceptible to fluctuations.

We expect to continue to experience variability in our net sales, net income and cash flow on a quarterly basis. Factors that may contribute to this variability include:

•	fluctuations in prices of commodity grains;
•	weather conditions during peak gardening seasons and seasonality;
•	shifts in demand for lawn and garden products;
•	shifts in demand for pet products;
•	changes in product mix, service levels and pricing by us and our competitors;
•	changes in the regulation of the use of our products;
•	the effect of acquisitions, including the costs of acquisitions that are not completed; and
•	economic stability of retailers.

These fluctuations could negatively impact our business and the market price of our Class A common stock.

Seeds and grains we use to produce bird feed and grass seed are commodity products subject to price volatility that has had, and could have, a negative impact on us.

Our financial results depend to some extent on the cost of raw materials and our ability to pass along increases in these costs to our customers. In particular, our Pennington and Kaytee subsidiaries are exposed to fluctuations in market prices for commodity seeds and grains used to produce bird feed. Historically, market prices for commodity seeds and grains have fluctuated in response to a number of factors, including changes in United States government farm support programs, changes in international agricultural and trading policies and weather conditions during the growing and harvesting seasons. In the event of any increases in raw materials costs, we are required to increase sales prices to avoid margin deterioration.

To mitigate our exposure to changes in market prices, we enter into purchase contracts for grains, bird feed and grass seed to cover up to approximately one-third of the purchase requirements for a selling season. Since these contracts cover only a portion of our purchase requirements, as market prices for grains increase, our cost of production increases as well. In contrast, if market prices for grains decrease because of a lack of demand, we may end up purchasing grains and seeds pursuant to the purchase contracts at prices above market. In 2006, crop yields for grass seed and for the primary components of wild bird feed, notably sunflower, milo and millet, were adversely impacted by drought conditions in key growing regions of the United States. Supply has been further limited as more farmers shift to corn-based crops for the production of ethanol to meet increased demand. During the fourth quarter of fiscal 2006 and the first three quarters of fiscal 2007, prices for some of our key crops increased substantially. Although we have been able to negotiate price increases with some of our retailers, these price increases have not fully offset the rising costs. We cannot assure you as to the timing or extent of our ability to implement price increases in the current context of rising costs or in the event of increased costs in the future. Based on our grain costs year-to-date and our forecast for the balance of the fiscal year, we believe that our cost of goods for grain will increase $25-$30 million in fiscal 2007 over fiscal 2006. The impact of these grain cost increases will be partially offset by price increases that we are able to obtain from our retailers. We also cannot predict to what extent price increases may negatively affect our sales volume. As retailers pass along price increases, consumers may shift to our lower margin pet bird feed, switch to competing products or reduce purchases of wild bird feed products, all of which would be expected to have a negative impact on our results of operations.

Supply shortages in pet birds and small animals may negatively impact our sales.

Recently, the federal government and many state governments have increased restrictions on the importation of pet birds and the production of small animals. These restrictions have resulted in reduced demand for our pet bird and small animal food and supplies. If these restrictions continue or worsen, our future sales of these products will likely suffer, which would negatively impact our profitability. In addition, some countries have experienced outbreaks of bird flu. If the United States were to experience a significant outbreak of bird flu, the government could restrict the importation or interstate shipment of pet birds, and consumers could delay purchasing pet birds or shy away from feeding wild birds. Such restrictions would reduce the demand for our pet and wild bird feed, which would negatively impact our financial results.

Our lawn and garden sales are highly seasonal and subject to adverse weather, either of which could impact our cash flow and operating results.

Because our lawn and garden products are used primarily in the spring and summer, Garden Products’ business is seasonal. In fiscal 2006, approximately 61% of Garden Products’ net sales and 56% of our total net sales occurred during our second and third fiscal quarters. Substantially all of Garden Products’ operating income is generated in this period. Our working capital needs and our borrowings generally peak in our second fiscal quarter because we are generating lower revenues while incurring expenses in preparation for the spring selling season. If cash on hand and borrowings under our credit facilities are insufficient to meet our seasonal needs or if cash flow generated during the spring and summer is insufficient to repay our borrowings on a timely basis, our business could be adversely affected.

Because demand for lawn and garden products is significantly influenced by weather, particularly weekend weather during the peak gardening season, our results of operations and cash flow could also be adversely affected by certain weather patterns such as unseasonably cool or warm temperatures, water shortages or floods. During fiscal 2003, 2004 and 2007, our results of operations and cash flow were negatively affected by severe weather conditions in some parts of the United States. Most recently, our garden segment sales shortfall of approximately $50 million in the third quarter of fiscal 2007 as compared to the same period last year was due primarily to weather conditions that impacted sales of our grass seed products and sales of our herbicide, pesticide and insecticide products.

We depend on a few customers for a significant portion of our business.

Wal*Mart, our largest customer, accounted for approximately 17% of our net sales in fiscal 2006, 19% in fiscal 2005 and 20% in fiscal 2004. In addition, Home Depot, Lowe’s, PETsMART and PETCO are also significant customers although each accounted for less than 10% of our net sales and, together with Wal*Mart, accounted for approximately 40% of our net sales in fiscal 2006, 42% in fiscal 2005 and 43% in fiscal 2004. The market share of these key retailers has increased during recent years and may continue to increase in future years.

The loss of, or significant adverse change in, our relationship with any of these key retailers could cause our net sales, income from operations and cash flow to decline. The loss of, or reduction in, orders from any significant customer, losses arising from customer disputes regarding shipments, fees, merchandise condition or related matters, or our inability to collect accounts receivable from any major customer could reduce our income from operations and cash flow.

We may be adversely affected by trends in the retail industry.

With the growing trend towards retail trade consolidation, we are increasingly dependent upon key retailers whose bargaining strength is growing. Our business may be negatively affected by changes in the policies of our retailers, such as inventory destocking, limitations on access to shelf space, price demands and other conditions. In addition, as a result of the desire of retailers to more closely manage inventory levels, there is a growing trend among retailers to make purchases on a “just-in-time” basis. This requires us to shorten our lead time for production in certain cases and to more closely anticipate demand, which could in the future require the carrying of additional inventories and an increase in our working capital and related financing requirements. This shift to “just-in-time” can also cause retailers to delay purchase orders, which can cause sales to shift from quarter to quarter causing us to miss our quarterly sales projections. Moreover, if retailers wait too long to place orders, we may be unable to ship products quickly enough to replenish inventory, which could cause retail customers to defer purchases of our products or purchase competing products.

A significant deterioration in the financial condition of one of our major customers could have a material adverse effect on our sales, profitability and cash flow. We continually monitor and evaluate the credit status of our customers and attempt to adjust sales terms as appropriate. Despite these efforts, a bankruptcy filing by a key customer could have a material adverse effect on our business, results of operations and financial condition in the future.

We cannot be certain that our product innovations and marketing successes will continue.

We believe that our past performance has been based on, and our future success will depend upon, in part, our ability to continue to improve our existing products through product innovation and to develop, market and produce new products. We cannot assure you that we will be successful in the introduction, marketing and production of any new products or product innovations, or that we will develop and introduce in a timely manner innovations to our existing products which satisfy customer needs or achieve market acceptance. Our failure to develop new products and introduce them successfully and in a timely manner could harm our ability to grow our business and could have a material adverse effect on our business, results of operations and financial condition.

Competition in our industries may hinder our ability to execute our business strategy, increase our profitability or maintain relationships with existing customers.

We operate in highly competitive industries, which have experienced increased consolidation in recent years. We compete against numerous other companies, some of which are more established in their industries and have substantially greater revenue or resources than we do. Our products compete against national and regional products and private label products produced by various suppliers. Our largest competitors in pet supplies products are Spectrum Brands and Hartz Mountain, and our largest competitors in lawn and garden products are The Scotts Company and Spectrum Brands.

To compete effectively, among other things, we must:

•	develop and grow brands with leading market positions;
•	maintain our relationships with key retailers;
•	continually develop innovative new products that appeal to consumers;
•	maintain strict quality standards;
•	deliver products on a reliable basis at competitive prices; and
•	effectively integrate acquired companies.

Competition could cause lower sales volumes, price reductions, reduced profits or losses, or loss of market share. Our inability to compete effectively could have a material adverse effect on our business, results of operations and financial condition.

Our acquisition strategy involves a number of risks.

We have completed numerous acquisitions since 1997 and intend to grow through the acquisition of additional companies. In fiscal 2007 to date, we have completed two small acquisitions. In fiscal 2006, we completed five acquisitions, including the acquisition of Farnam Companies, Inc. for an initial purchase price of approximately $291 million. Farnam constituted a significant acquisition for us.

We are regularly engaged in acquisition discussions with a number of companies and anticipate that one or more potential acquisition opportunities, including those that would be material, may become available in the near future. If and when appropriate acquisition opportunities become available, we intend to pursue them actively. Acquisitions involve a number of special risks, including:

•	failure of the acquired business to achieve expected results;

•	diversion of management’s attention;

•	failure to retain key personnel of the acquired business;

•	additional financing, if necessary and available, which could increase leverage, dilute equity, or both;

•	the potential negative effect on our financial statements from the increase in goodwill and other intangibles;

•	the high cost and expense of completing acquisitions; and

•	risks associated with unanticipated events or liabilities.

These risks could have a material adverse effect on our business, results of operations and financial condition.

We have faced, and expect to continue to face, increased competition for acquisition candidates, which may limit the number of opportunities available to us and has led to higher acquisition prices. We cannot assure you that we will be able to identify, acquire or manage profitably additional businesses or to integrate successfully any acquired businesses into our existing business without substantial costs, delays or other operational or financial difficulties. In future acquisitions, we also could incur additional indebtedness or pay consideration in excess of fair value, which could have a material adverse effect on our business, results of operations and financial condition.

Our success depends upon our retaining key personnel.

Our future performance is substantially dependent upon the continued services of William E. Brown, our Chairman, Glenn W. Novotny, our President and Chief Executive Officer, and our other senior officers. The loss of the services of any of these persons could have a material adverse effect upon us. In addition, our future performance depends on our ability to attract and retain skilled employees. We cannot assure you that we will be able to retain our existing personnel or attract additional qualified employees in the future.

Rising energy prices could adversely affect our operating results.

In the last few years, energy prices have risen dramatically, which has resulted in increased fuel and raw materials costs. Rising energy prices could adversely affect consumer spending and demand for our products and increase our operating costs, both of which would reduce our sales and operating income.

We are implementing a new enterprise resource planning information technology system that will result in an increase in IT spending over the next several years.

In fiscal 2005, we began incurring costs associated with designing and implementing a new company-wide enterprise resource planning software system with the objective of gradually migrating to the new system over the following four fiscal years. Upon completion, this new system is expected to replace our numerous existing accounting and financial reporting systems, most of which we obtained through our various business acquisitions. From fiscal 2005 through June 30, 2007, we have invested approximately $27 million in this initiative and anticipate investing an additional $18 million as we continue to implement the system over the next three years. If we do not complete the implementation of the project timely and successfully, we may experience, among other things, additional costs associated with completing this project and a delay in realizing the projected reduction in operating costs. All of this may also result in a distraction of management’s time, diverting their attention from our existing operations and strategy.

Some of the products that we manufacture and distribute require governmental permits and also subject us to potential environmental liabilities.

Some of the products that we manufacture and distribute are subject to regulation by federal, state and local authorities. Such regulations are often complex and are subject to change. Environmental regulations may affect us by restricting the manufacture or use of our products or regulating their disposal. Regulatory or legislative changes may cause future increases in our operating costs or otherwise affect operations. Although we believe we are and have been in substantial compliance with such regulations and have internal guidelines on the handling and disposal of our products, there is no assurance that in the future we may not be adversely affected by such regulations or incur increased operating costs in complying with such regulations. However, neither compliance with regulatory requirements nor with our environmental procedures can ensure that we will not be subject to claims for personal injury, property damages or governmental enforcement relating to our use and disposal of our products and hazardous materials or waste. In addition, while we do not anticipate having to make, and historically have not had to make, significant capital expenditures to comply with applicable environmental laws and regulations, due to the nature of our operations and the frequently changing nature of environmental compliance standards and technology, we cannot predict with any certainty that future material capital expenditures will not be required.

We own and lease a large number of manufacturing and distribution facilities, and we or companies we have acquired have owned or leased other properties. In addition to operational standards, environmental laws also impose obligations on various entities to clean up contaminated properties or to pay for the cost of such remediation, including upon parties that did not actually cause the contamination, upon current as well as prior owners and operators of properties, and upon parties that disposed of waste, directly or indirectly at a property. Accordingly, we may become liable, either contractually or by operation of law, for remediation costs at our current or prior facilities or at off-site disposal facilities. Due to the nature of past operations conducted by us and others at or near some of our properties, there can be no assurance that there is no soil or groundwater contamination at or under any of our properties.

The products that we manufacture could expose us to product liability claims.

Our business exposes us to potential product liability risks in the manufacture and distribution of certain of our products. Although we generally seek to insure against such risks, there can be no assurance that such coverage is adequate or that we will be able to maintain such insurance on acceptable terms. A successful product liability claim in excess of our insurance coverage could have a material adverse effect on us and could prevent us from obtaining adequate product liability insurance in the future on commercially reasonable terms.

We do not expect to pay dividends in the foreseeable future.

We have never declared nor paid any cash dividends on our common stock or Class A common stock and do not currently intend to do so. Provisions of our credit facility and the indenture governing our senior subordinated notes restrict our ability to pay cash dividends on our common stock. Any future determination to pay cash dividends will be at the discretion of our board of directors, subject to limitations under applicable law and contractual restrictions, and will depend upon our results of operations, financial condition and other factors deemed relevant by our board of directors.

We may issue additional shares that could dilute the value of your Class A common stock.

We may decide or be required to issue, including upon the exercise of any outstanding stock options or the conversion of any convertible securities, or in connection with any acquisition made by us, additional shares of our Class A common stock or common stock that may dilute the value of your Class A common stock and may adversely affect the market price of your Class A common stock.

Our Chairman, through his holdings of our Class B common stock, could greatly influence control of Central, which may discourage potential acquisitions of our business and could have an adverse effect on the market price of our common stock and our Class A common stock.

Holders of our Class B common stock are entitled to the lesser of ten votes per share or 49% of the total votes cast, and each share of Class B common stock is convertible at any time into one share of our common stock. Holders of our common stock are entitled to one vote for each share owned. Holders of our Class A common stock and Series B preferred stock have no voting rights, except as required by Delaware law.

As of September 1, 2007, William E. Brown, our Chairman, had beneficial ownership of 1,600,459 shares of our Class B common stock (out of a total of 1,652,262 outstanding shares) and 83,983 shares of our common stock and thereby controlled approximately 41% of the voting power of our capital stock. Accordingly, except to the extent that a class vote of the common stock is required by applicable law, he can effectively control all matters requiring stockholder approval, including the election of our directors, and can exert substantial control over our management and policies. The disproportionate voting rights of our common stock and Class B common stock and Mr. Brown’s substantial holdings of Class B common stock could have an adverse effect on the market price of our common stock and Class A common stock. Also, such disproportionate voting rights and Mr. Brown’s controlling interest may make us a less attractive target for a takeover than we otherwise might be, or render more difficult or discourage a merger proposal, tender offer or proxy contest, even if such actions were favored by our other stockholders, which could thereby deprive holders of common stock or Class A common stock of an opportunity to sell their shares for a “take-over” premium.

The Company has authorized the issuance of up to 100,000,000 shares of nonvoting, Class A common stock and 999,900 shares of preferred stock, which may discourage potential acquisitions of our business and could have an adverse effect on the market price of our common stock and our Class A common stock.

Pursuant to our Fourth Amended and Restated Certificate of Incorporation, the board of directors is authorized to issue up to 100,000,000 shares of our nonvoting Class A common stock and up to 999,900 additional shares of preferred stock (100 shares of preferred stock are currently outstanding) without seeking the approval or consent of the Company’s stockholders, unless required by the NASDAQ Global Market. Although the issuance of the nonvoting Class A common stock would not dilute the voting rights of the existing stockholders, it could have a dilutive effect on the economic interest of currently outstanding shares of common stock and Class B common stock similar to the dilutive effect of subsequent issuances of ordinary common stock. The issuance of the preferred stock could, depending on the rights and privileges designated by the board with respect to the issuance of any particular series, have a dilutive effect on either or both the voting and economic interests of the common stock and Class B common stock. In addition, the disproportionate voting rights of our common stock, preferred stock, Class B common stock and Class A common stock, and the ability of the board to issue the Class A common stock and the preferred stock to persons friendly to current management, may make us a less attractive target for a takeover than we otherwise might be or render more difficult or discourage a merger proposal, tender offer or proxy contest, even if such actions were favored by our common stockholders, which could thereby deprive holders of common stock of an opportunity to sell their shares for a “take-over” premium.

Common stock and Class A common stock

price range and dividends

Our common stock has been traded on the NASDAQ Global Select Market under the symbol CENT since our initial public offering on July 15, 1993. Our Class A common stock has been traded on the NASDAQ Global Select Market under the symbol CENTA since February 6, 2007. The following table sets forth the high and low closing sale prices for our common stock and our Class A common stock, as reported by the NASDAQ Global Select Market, for each quarterly period during our fiscal years set forth below.

	Common Stock		Class A Common Stock
	High	Low	High	Low

Fiscal 2005
First Quarter	$13.85	$10.06	$ —	$ —
Second Quarter	15.77	13.04	—	—
Third Quarter	16.64	13.62	—	—
Fourth Quarter	18.54	14.71	—	—

Fiscal 2006
First Quarter	15.92	13.89	—	—
Second Quarter	18.49	15.89	—	—
Third Quarter	18.47	13.49	—	—
Fourth Quarter	16.86	12.65	—	—

Fiscal 2007
First Quarter	18.62	15.47	—	—
Second Quarter	16.51	13.13	15.17	12.32
Third Quarter	15.58	12.26	15.13	11.73
Fourth Quarter (through September 5, 2007)	13.95	12.09	13.85	11.54

We have not paid any cash dividends on our common stock or our Class A common stock in the past. We currently intend to retain any earnings for use in our business and do not anticipate paying any cash dividends on our common stock or our Class A common stock in the foreseeable future. In addition, our credit facility and senior subordinated notes restrict our ability to pay dividends. See note 7 to our fiscal 2006 consolidated financial statements.

Use of proceeds

The net proceeds from the sale of the Class A common stock hereby and in the concurrent offering, after deducting underwriting discounts and estimated offering expenses payable by us, will be approximately $119.4 million, or approximately $136.5 million if the underwriters exercise their overallotment option in full, in each case assuming a public offering price of $12.01 per share (the last reported sale price of the Class A common stock on the NASDAQ Global Select Market on September 7, 2007).

We expect to use the net proceeds from this offering and the concurrent offering to pay down debt under our revolving credit facility. Our revolving credit facility currently bears interest at prime plus 0.375% or LIBOR plus 1.5%, at our option, and matures in 2011. A portion of the indebtedness incurred in the last year was used to finance acquisitions and for general corporate purposes. Affiliates of the underwriters are lenders under our credit facility. These affiliates will receive approximately 15.7% of any net proceeds of the offering used to repay a portion of the credit facility.

Capitalization

The following table sets forth our cash and cash equivalents and capitalization, both on an actual basis and as adjusted to give effect to this offering and the concurrent offering and the application of the estimated net proceeds therefrom. You should read this table in conjunction with “Use of proceeds” elsewhere in this prospectus supplement and our consolidated financial statements, including the related notes, appearing in our Form 10-K for the fiscal year ended September 30, 2007 incorporated by reference herein.

As of June 30, 2007 (in thousands)	Actual	As Adjusted

Cash and cash equivalents	$ 15,815	$ 15,815

Debt, including current installments:
Senior credit facilities and term loans	$465,250	$345,900
Other senior secured debt	1,085	1,085
Senior Subordinated Notes due 2013	150,000	150,000

Total debt	616,335	496,985

Convertible redeemable Series B preferred stock, $0.01 par value; 25 shares outstanding	750	750

Shareholders’ equity
Common stock, $0.01 par value; 22,290,643 shares outstanding	220	220
Class A common stock, $0.01 par value; 47,811,406 shares outstanding	478	583
Class B common stock, $0.01 par value; 1,652,262 shares outstanding	16	16
Additional paid-in capital	552,287	671,532
Retained earnings	219,030	219,030
Accumulated other comprehensive income	4,191	4,191

Total shareholders’ equity	$776,222	$895,572

The table above excludes (i) 3,510,244 shares of Class A common stock and 1,244,399 shares of common stock issuable upon exercise of stock options outstanding under our stock option plan on June 30, 2007, of which options for 659,166 shares of Class A common stock and 322,683 shares of common stock were exercisable on that date, and (ii) 43,202 shares of Class A common stock and 21,601 shares of common stock issuable upon conversion of our Series B preferred stock.

Underwriting

We are offering the shares of Class A common stock described in this prospectus supplement through a number of underwriters. J.P. Morgan Securities Inc. is acting as sole book-running manager of the offering. J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated and SunTrust Robinson Humphrey, Inc. are acting as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement, the number of shares of Class A common stock listed next to its name in the following table:

Underwriters	Number of shares

J.P. Morgan Securities Inc.
Morgan Stanley & Co. Incorporated
SunTrust Robinson Humphrey, Inc.

Total	10,000,000

The underwriters are committed to purchase all the Class A common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the Class A common shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at that price less a concession not in excess of $             per share. After the public offering of the shares, the offering price and other selling terms may be changed by the underwriters.

The underwriters have an option to buy up to 1,500,000 additional shares of Class A common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus supplement to exercise this overallotment option. If any shares are purchased with this overallotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of Class A common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of Class A common stock less the amount paid by the underwriters to us per share of Class A common stock. The underwriting fee is $             per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Underwriting discounts and commissions

	Without overallotment exercise	With full overallotment exercise

Per share	$	$
Total	$	$

We estimate that the total expenses of this offering, including, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $750,000.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock, Class A common stock or Class B common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, Class A common stock or Class B common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of J.P. Morgan Securities Inc. for a period of 90 days after the date of this prospectus supplement. These restrictions shall not apply to the issuance by us of shares of common stock, Class A common stock or Class B common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date hereof of which the underwriters have been advised in writing or to the grant of options or the issuance of shares of common stock by us to employees, officers, directors, advisors or consultants under our employee benefit plans.

We, our directors and executive officers, and certain of our significant shareholders have entered into lock up agreements with the underwriters prior to the commencement of this offering pursuant to which we and each of these persons or entities, with limited exceptions, for a period of 90 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities Inc., (1) offer, pledge, announce the intention to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock, Class A common stock or Class B common stock (including, without limitation, common stock, Class A common stock or Class B common stock which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, Class A common stock or Class B common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock, Class A common stock or Class B common stock or such other securities, in cash or otherwise. These restrictions shall not apply to the sale of up to an aggregate of 80,000 shares of our common stock or Class A common stock pursuant to a written plan consistent with the requirements of Rule 10b5-1 promulgated under the Securities Exchange Act of 1934, as amended, and entered into prior to the date hereof.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

Our Class A common stock is listed on NASDAQ Global Select Market under the symbol “CENTA”.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of Class A common stock in the open market for the purpose of preventing or retarding a decline in the market price of the Class A common stock while this offering is in progress. These stabilizing transactions may include making short sales of the Class A common stock, which involves the sale by the underwriters of a greater number of shares of Class A common stock than they are required to purchase in this offering, and purchasing shares of Class A common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the overallotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, as amended, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the Class A common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase Class A common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the Class A common stock or preventing or retarding a decline in the market price of the Class A common stock, and, as a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NASDAQ Global Select Market, in the over the counter market or otherwise.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

As described in “Use of proceeds,” we intend to use the net proceeds to repay $119.4 million principal amount of indebtedness outstanding under our credit facility, based on an assumed offering price of $12.01 per share. If the net proceeds are used in this manner, more than 10% of the net proceeds of this offering, not including underwriting compensation, will be received by affiliates of J.P. Morgan Securities, Inc. and SunTrust Robinson Humphrey, Inc., each of which is a member of the Financial Industry Regulatory Authority, Inc., formerly known as the National Association of Securities Dealers, Inc., or the NASD. Consequently, this offering is being conducted in compliance with NASD Conduct Rule 2710(h). Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as the offering is of a class of equity securities for which a “bona fide independent market,” as defined by the NASD, exists.

Legal matters

The validity of the securities issued hereunder will be passed upon for us by Orrick, Herrington & Sutcliffe LLP, San Francisco, California. Davis Polk & Wardwell, Menlo Park, California, is representing the underwriters in connection with this offering.

PROSPECTUS

Debt Securities

Subsidiary Guarantees of Debt Securities

Common Stock

Class A Common Stock

Preferred Stock

Warrants

We will provide more specific terms of these securities in supplements to this prospectus or in one or more documents incorporated by reference into this prospectus. The prospectus supplements and documents incorporated by reference into this prospectus may also add, update or change information contained in this prospectus. You should read this prospectus, including any documents incorporated by reference into this prospectus, and the applicable prospectus supplement carefully before you invest.

We may offer these securities from time to time in amounts, at prices and on other terms to be determined at the time of offering. Our subsidiaries may guarantee any debt securities that we may offer pursuant to this prospectus and a prospectus supplement.

Our common stock and Class A common stock trade on the Nasdaq Global Select Market under the symbols “CENT” and “CENTA”, respectively.

Investing in our securities involves risks. You should carefully consider the risk factors set forth in the applicable supplement to this prospectus before investing in any securities that may be offered. See “ Risk Factors” on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or the accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 16, 2007

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. You should assume that the information contained or incorporated by reference in this prospectus is accurate as of the date on the front cover of this prospectus or the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since then. We are not making an offer to sell the securities offered by this prospectus in any jurisdiction where the offer or sale is not permitted.

i

C ENTRAL GARDEN & PET COMPANY

Central Garden & Pet is a leading innovator, marketer and producer of quality branded products. We are one of the largest suppliers in the lawn and garden and pet supplies industries.

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Our lawn and garden supplies products include: proprietary and non-proprietary grass seed; wild bird feed, bird feeders, bird houses and other birding accessories; weed, grass, ant and other herbicide, insecticide and pesticide products; and decorative outdoor lifestyle and lighting products including pottery, trellises and other wood products and holiday lighting. These products are sold under a number of brand names including Pennington, The Rebels, AMDRO, Grant’s, Lilly Miller, Ironite, Sevin, Over’n Out, Norcal Pottery, New England Pottery, GKI/Bethlehem Lighting and Matthews Four Seasons.

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Our pet supplies products include: products for dogs and cats, including edible bones, premium healthy edible and non-edible chews, ultra-premium dog and cat food, leashes, collars, toys, pet carriers, grooming supplies and other accessories; products for birds, small animals and specialty pets, including food, cages and habitats, toys, chews and related accessories; animal and household health and insect control products; products for fish, reptiles and other aquarium-based pets, including aquariums, furniture and lighting fixtures, pumps, filters, water conditioners and supplements, and information and knowledge resources; and products for horses and livestock. These products are sold under a number of brand names including All-Glass Aquarium, Aqueon, RZilla, Oceanic, Coral Life, Kent Marine, Interpet, TFH, Nylabone, Four Paws, Pet Select, Kaytee, Super Pet, Zodiac, Pre Strike, Altosid, Breeder’s Choice, Farnam, Adams and BioSpot.

We were incorporated in Delaware in June 1992 and are the successor to a California corporation that was incorporated in 1955. Our executive offices are located at 1340 Treat Boulevard, Suite 600, Walnut Creek, California 94597, and our telephone number is (925) 948-4000. Our website is located at www.central.com. The information on our website is not incorporated by reference in this prospectus.

A BOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using the SEC’s shelf registration process. Under this shelf registration process, we may sell any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may sell. Each time we sell securities under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. If so, the prospectus supplement should be read as superseding this prospectus. You should read this prospectus, the applicable prospectus supplement, and the additional information described below under the headings “Where You Can Find More Information” and “Certain Documents Incorporated By Reference.”

In this prospectus we use the terms “Central,” “we,” “us,” “our,” and “our company” and similar phrases to refer to Central Garden & Pet Company, a Delaware corporation, and its consolidated subsidiaries.

S UBSIDIARY GUARANTORS

All-Glass Aquarium Co., Inc., Cedar Works, LLC, Farnam Companies, Inc., Four Paws Products Ltd., Grant Laboratories, Inc., Gro Tec, Inc., Gulfstream Home & Garden, Inc., Interpet USA, LLC, Kaytee Products, Incorporated, Matthews Redwood & Nursery Supply, Inc., New England Pottery, LLC, Norcal Pottery Products, Inc., Oceanic Systems, Inc., Pennington Seed, Inc., Pennington Seed, Inc. of Nebraska, Pets International, Ltd., Phaeton Corporation, Seeds West, Inc., T.F.H. Publications, Inc., Thompson’s Veterinary Supplies, Inc. and Wellmark International are 100% owned subsidiaries as of the date of this prospectus. These subsidiaries may unconditionally guarantee any series of debt securities of Central offered by this prospectus, as set forth in a related prospectus supplement.

R ISK FACTORS

Investing in the securities to be offered pursuant to this prospectus may involve a high degree of risk. These risks will be set forth in a prospectus supplement relating to the securities to be offered by that prospectus supplement. You should carefully consider the important factors set forth under the heading “Risk Factors” in the applicable supplement to this prospectus before investing in any securities that may be offered.

F ORWARD-LOOKING STATEMENTS

Some statements and disclosures in this prospectus, including the documents incorporated by reference, are “forward-looking statements.” Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions, our competitive strengths and weaknesses, our business strategy and the trends we anticipate in the industry and economies in which we operate and other information that is not historical information. When used in this prospectus, the words “estimates,” “expects,” “anticipates,” “projects,” “plans,” “intends,” “believes” and variations of such words or similar expressions are intended to identify forward-looking statements. All forward-looking statements, including, without limitation, our examination of historical operating trends, are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith, and we believe there is a reasonable basis for them, but we cannot assure you that our expectations, beliefs and projections will be realized.

There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in this prospectus, including the documents incorporated by reference. Important factors that could cause our actual results to differ materially from the forward-looking statements we make in this prospectus are set forth in this prospectus, including the factors described in the sections titled “Item 1A—Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended September 30, 2006 and in our Quarterly Reports on Form 10-Q for the period ended December 30, 2006, March 31, 2007 and June 30, 2007. If any of these risks or uncertainties materialize, or if any of our underlying assumptions are incorrect, our actual results may differ significantly from the results that we express in, or imply by, any of our forward-looking statements. We do not undertake any obligation to revise these forward-looking statements to reflect future events or circumstances. Presently known risk factors include, but are not limited to, the following factors:

•	consolidation trends in the retail industry;

•	dependence on a few customers for a significant portion of each of our businesses;

•	uncertainty of our product innovations and marketing programs;

•	fluctuations in market prices for seeds and grains;

•	competition in our industries;

•	risks associated with our acquisition strategy;

•	adverse weather during the peak gardening season;

•	supply shortages in pet birds and small animals;

•	declining sales and margins in garden distribution;

•	seasonality and fluctuations in our operating results and cash flow;

•	dependence upon our key executive officers;

•	rising energy prices, fuel and related petrochemical costs;

•	implementation of a new enterprise planning information technology system over the next several years;

•	potential environmental liabilities and product liability claims;

•	pending litigation and claims; and

•	the voting power associated with our Class B stock.

R ATIO OF EARNINGS TO FIXED CHARGES

The table below sets forth our ratio of earnings to fixed charges for each of the periods indicated:

Fiscal Year Ending					Nine-Month Period Ending June 30, 2007
September 28, 2002	September 27, 2003	September 25, 2004	September 24, 2005	September 30, 2006
3.81	3.59	4.36	4.23	3.31	2.35

For purposes of computing the ratio of earnings to fixed charges, earnings consist of income (loss) before taxes and cumulative effect of accounting change, excluding income and losses associated with equity investees and before fixed charges. Fixed charges consist of interest expense, the portion of rental expense under operating leases deemed by management to be representative of the interest factor and amortization of deferred financing costs.

For the periods indicated above, we had no outstanding shares of preferred stock with required dividend payments. Therefore, the ratios of earnings to fixed charges and preferred stock dividends are identical to the ratios presented in the table above.

U SE OF PROCEEDS

Unless indicated otherwise in the applicable prospectus supplement, we expect to use the net proceeds from the sale of our securities for general corporate purposes, including, but not limited to, acquisitions, repayment or refinancing of borrowings, working capital or capital expenditures. Additional information on the use of net proceeds from the sale of securities offered by this prospectus may be set forth in the prospectus supplement relating to such offering.

T HE SECURITIES WE MAY OFFER

Overview

We may offer from time to time under this prospectus various series of debt securities, which may be senior or subordinated, which may include subsidiary guarantees of debt securities, shares of our common stock, Class A common stock and preferred stock, and warrants to purchase any of such securities, at prices and on terms to be determined by market conditions at the time of offering.

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement to be attached to the front of this prospectus will describe the specific amounts, prices and other important terms of the securities that we offer. The prospectus supplement may also add to or change information contained in this prospectus. If so, the prospectus supplement should be read as superseding this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the headings “Where You Can Find More Information” and “Certain Documents Incorporated By Reference.” For more details on the terms of the securities, you should also read the exhibits filed with our registration statement, of which this prospectus is a part.

This prospectus may not be used to offer or sell any securities unless accompanied by a prospectus supplement.

D ESCRIPTION OF DEBT SECURITIES

General

We may issue debt securities from time to time in one or more distinct series, including senior debt securities and subordinated debt securities. This section summarizes the material terms of our senior and subordinated debt securities that are common to all series of such debt securities. Most of the financial and other terms of any series of debt securities that we offer will be described in the prospectus supplement to be attached to the front of this prospectus. The senior and subordinated debt securities will be issued under an indenture between us and a bank or trust company which will be identified in a prospectus supplement, as trustee. The indentures for the senior and subordinated debt securities will be, subject to and governed by the Trust Indenture Act of 1939, as amended.

Senior and Subordinated Debt Securities

This section is a summary of the material terms of the indentures for the senior and subordinated debt securities and does not describe every aspect of the debt securities that may be issued under these indentures. We urge you to read the indentures for the senior and subordinated debt securities, because they, and not this description, define your rights as a holder of these debt securities. Some of the definitions are repeated in this section, but for the rest you will need to read the indentures for the senior and subordinated debt securities. We have filed the forms of the indentures for the senior and subordinated debt securities as exhibits to a registration statement that we have filed with the SEC, of which this prospectus is a part. See “Where You Can Find More Information” and “Certain Documents Incorporated By Reference,” for information on how to obtain copies of the indentures.

We can issue an unlimited amount of debt securities under the indentures for the senior and subordinated debt securities. However, certain of our existing or future debt agreements may limit the amount of senior and subordinated debt securities we may issue. We can issue senior and subordinated debt securities from time to time and in one or more series as determined by us. In addition, we can issue senior and subordinated debt securities of any series with terms different from the terms of senior and subordinated debt securities of any other series and the terms of particular senior and subordinated debt securities within any series may differ from each other, all without the consent of the holders of previously issued series of senior and subordinated debt securities. The senior and subordinated debt securities will be unsecured obligations of our company.

Because we may issue both senior debt securities and subordinated debt securities, our references in this section to the debt securities are to each of the senior and subordinated debt securities and our references to the indenture are to each of the indentures for the senior and subordinated debt securities, unless the context requires otherwise. In this section, we refer to these senior and subordinated debt securities collectively as the “debt securities” and we refer to the indentures for the senior and subordinated debt securities collectively as the “indentures.”

The applicable prospectus supplement for a series of debt securities we issue will describe, among other things, the following terms of the offered debt securities:

•	The title of the debt securities and whether the debt securities will be senior debt securities or subordinated debt securities.

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The aggregate principal amount of the debt securities, the percentage of their principal amount at which the debt securities will be issued and the date or dates when the principal of the debt securities will be payable or how those dates will be determined.

•	The interest rate or rates, which may be fixed or variable, that the debt securities will bear, if any, and how the rate or rates will be determined.

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The date or dates from which any interest will accrue or how the date or dates will be determined, the date or dates on which any interest will be payable, any regular record dates for these payments or how these dates will be determined and the basis on which any interest will be calculated, if other than on the basis of a 360-day year of twelve 30-day months.

•	The place or places of payment, transfer, conversion and exchange of the debt securities and where notices or demands to or upon us in respect of the debt securities may be served.

•	Provisions relating to subsidiary guarantees, if any.

•	Any optional redemption provisions.

•	Any sinking fund or other provisions that would obligate us to repurchase or redeem the debt securities.

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Whether the amount of payments of principal of, or premium, if any, or interest on the debt securities will be determined with reference to an index, formula or other method, which could be based on one or more commodities, equity indices or other indices, and how these amounts will be determined.

•	Any changes or additions to the events of default under the applicable indenture or our covenants, including additions of any restrictive covenants, with respect to the debt securities.

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If not the principal amount of the debt securities, the portion of the principal amount that will be payable upon acceleration of the maturity of the debt securities or how that portion will be determined.

•	Any changes or additions to the provisions concerning defeasance and covenant defeasance contained in the indentures that will be applicable to the debt securities.

•	Any provisions granting special rights to the holders of the debt securities upon the occurrence of specified events.

•	If other than the trustee, the name of any paying agent, security registrar and transfer agent for the debt securities.

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If the debt securities are not to be issued in book-entry form only and held by DTC, as depositary, the form of such debt securities, including whether such debt securities are to be issuable in permanent or temporary global form, as registered securities, bearer securities or both, any restrictions on the offer, sale or delivery of bearer securities and the terms, if any, upon which bearer securities of the series may be exchanged for registered securities of the series and vice versa, if permitted by applicable law and regulations.

•	If other than U.S. dollars, the currency or currencies of such debt securities.

•	The person to whom any interest in a debt security will be payable, if other than the registered holder at the close of business on the regular record date.

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The denomination or denominations that the debt securities will be issued, if other than denominations of $1,000 or any integral multiples in the case of the registered securities and $5,000 or any integral multiples in the case of the bearer securities.

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Whether such debt securities will be convertible into or exchangeable for any other securities and, if so, the terms and conditions upon which such debt securities will be so convertible or exchangeable.

•	A discussion of federal income tax, accounting and other special considerations, procedures and limitations with respect to the debt securities.

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Whether and under what circumstances we will pay additional amounts to holders in respect of any tax assessment or government charge, and, if so, whether we will have the option to redeem the debt securities rather than pay such additional amounts.

•	Any other terms of the debt securities that are consistent with the provisions of the indentures.

For purposes of this prospectus, any reference to the payment of principal of, any premium on, or any interest on, debt securities will include additional amounts if required by the terms of such debt securities.

The indentures do not limit the amount of debt securities that we are authorized to issue from time to time. The indentures also provide that there may be more than one trustee thereunder, each for one or more series of debt securities. At a time when two or more trustees are acting under the applicable indenture, each with respect to only certain series, the term “debt securities” means the series of debt securities for which each respective trustee is acting. If there is more than one trustee under the applicable indenture, the powers and trust obligations of each trustee will apply only to the debt securities for which it is trustee. If two or more trustees are acting under the applicable indenture, then the debt securities for which each trustee is acting would be treated as if issued under separate indentures.

We may issue debt securities with terms different from those of debt securities that may already have been issued. Without the consent of the holders thereof, we may reopen a previous issue of a series of debt securities and issue additional debt securities of that series unless the reopening was restricted when that series was created.

There is no requirement that we issue debt securities in the future under any indenture, and we may use other indentures or documentation, containing different provisions in connection with future issues of other debt securities.

We may issue the debt securities as original issue discount securities, which are debt securities, including any zero-coupon debt securities, that are issued and sold at a discount from their stated principal amount. Original issue discount securities provide that, upon acceleration of their maturity, an amount less than their principal amount will become due and payable. We will describe the U.S. federal income tax consequences and other considerations applicable to original issue discount securities in any prospectus supplement relating to them.

Conversion and Exchange

If any debt securities are convertible into or exchangeable for other securities, the prospectus supplement will explain the terms and conditions of such conversion or exchange, including:

•	the conversion price or exchange ratio, or the calculation method for such price or ratio;

•	the conversion or exchange period, or how such period will be determined;

•	if conversion or exchange will be mandatory or at our option or at the option of the holder;

•	any requirements with respect to the reservation of shares of securities for purposes of conversion;

•	provisions for adjustment of the conversion price or the exchange ratio; and

•	provisions affecting conversion or exchange in the event of the redemption of the debt securities.

Such terms may also include provisions under which the number or amount of other securities to be received by the holders of such debt securities upon conversion or exchange would be calculated according to the market price of such other securities as of a time stated in the prospectus supplement.

Form, Exchange and Transfer

The debt securities will be issued:

•	as registered securities; or

•	if so provided in the prospectus supplement, as bearer securities (unless otherwise stated in the prospectus supplement, with interest coupons attached); or

•	in global form, see “—Legal Ownership of Securities—Global Securities;” or

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in denominations that are even multiples of $1,000, in the case of registered securities, and in even multiples of $5,000, in the case of bearer securities, unless otherwise specified in the applicable prospectus supplement.

You may have your registered securities divided into registered securities of smaller denominations or combined into registered securities of larger denominations, as long as the aggregate principal amount is not changed. This is called an “exchange.”

You may exchange or transfer registered securities of a series at the office of the trustee described in the debt securities. The trustee maintains the list of registered holders and acts as our securities registrar for registering debt securities in the names of holders and transferring debt securities. However, we may appoint another trustee to act as our securities registrar or we may act as our own securities registrar. If we designate additional securities registrars, they will be named in the prospectus supplement. We may cancel the designation of any particular securities registrar. We may also approve a change in the office through which any securities registrar acts. If provided in the prospectus supplement, you may exchange your bearer securities for registered securities of the same series so long as the total principal amount is not changed. Unless otherwise specified in the prospectus supplement, bearer securities will not be issued in exchange for registered securities.

You will not be required to pay a service charge to transfer or exchange debt securities, but you may in certain circumstances be required to pay for any tax or other governmental charge associated with the exchange or transfer. The transfer or exchange will only be made if the transfer agent is satisfied with your proof of ownership and/or transfer documentation.

If the debt securities are redeemable and we redeem less than all of the debt securities of a particular series, we may block the transfer or exchange of debt securities for 15 days before the day we mail the notice of redemption or publish such notice (in the case of bearer securities) and ending on the day of that mailing or publication in order to freeze the list of holders to prepare the mailing. At our option, we may mail or publish such notice of redemption through an electronic medium. We may also refuse to register transfers or exchanges of debt securities selected for redemption, except that we will continue to permit transfers and exchanges of the unredeemed portion of any debt security being partially redeemed.

Paying and Paying Agents

If you are a holder of registered securities, we will pay interest to you if you are a direct holder in the list of registered holders at the close of business on a particular day in advance of each due date for interest, even if you no longer own the security on the interest due date. That particular time and day, usually about two weeks in advance of the interest due date, is called the “Regular Record Date” and is stated in the prospectus supplement. Holders buying and selling debt securities must work out between them how to compensate for the fact that we will pay all the interest for an interest period to the one who is the registered holder on the Regular Record Date. The most common manner is to adjust the sales price of the debt securities to prorate interest fairly between buyer and seller. This prorated interest amount is called “accrued interest.”

With respect to registered securities, we will pay interest, principal and any other money due on the debt securities at the place and time described in the debt securities. You must make arrangements to have your payments picked up at or wired from that place. We may also choose to pay interest by mailing checks or making wire transfers.

“Street name” and other indirect holders should consult their banks or brokers for information on how they will receive payments.

If bearer securities are issued, unless otherwise provided in the prospectus supplement, we will maintain an office or agency outside the United States for the payment of all amounts due on the bearer securities. If debt securities are listed on the Luxembourg Stock Exchange or any other stock exchange located outside the United States, we will maintain an office or agency for such debt securities in any city located outside the United States required by such stock exchange. The initial locations of such offices and agencies will be specified in the prospectus supplement. Unless otherwise provided in the prospectus supplement, payment of interest on any bearer securities on or before maturity will be made only against surrender of coupons for such interest installments as they mature. Unless otherwise provided in the prospectus supplement, no payment with respect to any bearer security will be made at any office or agency of our company in the United States or by check mailed to any address in the United States or by transfer to an account maintained with a bank located in the United States. Notwithstanding the foregoing, payments of principal, premium and interest, if any, on bearer securities payable in U.S. dollars may be made, at the office of our paying agent described in a prospectus supplement (but only if) payment of the full amount in U.S. dollars at all offices or agencies outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions.

Regardless of who acts as the paying agent, all money paid by us to a paying agent that remains unclaimed at the end of two years after the amount is due to registered holders will be repaid to us. After that two-year period, you may look only to us for payment and not to the trustee, any other paying agent or anyone else.

We may also arrange for additional payment offices, and may cancel or change these offices, including our use of the trustee’s corporate trust office. We may also choose to act as our own paying agent. We must notify you of changes in identities of the paying agents for any particular series of debt securities.

Notices

With respect to registered securities, Central and the trustee will send notices regarding the debt securities only to registered holders, using their addresses as listed in the list of registered holders. With respect to bearer securities, Central and the trustee will give notice by publication in a newspaper of general circulation in the City of New York or in such other cities that may be specified in a prospectus supplement. At our option, we may send or publish notices through an electronic medium as specified in the applicable prospectus supplement.

Events of Default

You will have special rights if an event of default occurs in respect of the debt securities of your series and is not cured, as described later in this subsection.

The term “event of default” in respect of the debt securities of your series means any of the following:

•	We do not pay the principal of or any premium on a debt security of such series on its due date.

•	We do not pay interest on a debt security of such series within 30 days of its due date whether at maturity, upon redemption or upon acceleration.

•	We do not deposit any sinking fund payment in respect of debt securities of such series on its due date.

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We remain in breach of a covenant in respect of debt securities of such series for 60 days after we receive a written notice of default stating we are in breach and requiring that we remedy the breach. The notice must be sent by either the trustee or holders of 25% of the principal amount of debt securities of such series.

•	We file for bankruptcy or certain other events in bankruptcy, insolvency or reorganization occur.

•	Any other event of default in respect of debt securities of such series described in the prospectus supplement occurs.

The events of default described above may be added to or modified as described in the applicable prospectus supplement. An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities issued under an indenture. The trustee may withhold notice to the holders of debt securities of any default (except in the payment of principal or interest) if it considers such withholding of notice to be in the best interests of the holders.

Remedies if an Event of Default Occurs. If an event of default has occurred and has not been cured with respect to one or more series of debt securities, the trustee or the holders of 25% in principal amount of the debt securities of the affected series may declare the entire principal amount of all the debt securities of that series to be due and immediately payable. Only a portion of the principal is payable if the securities were issued at a discount. This is called a declaration of acceleration of maturity. If an event of default occurs because of certain events in bankruptcy, insolvency or reorganization, the principal amount of all the debt securities of that series will be automatically accelerated, without any action by the trustee or any holder. There are special notice and timing rules which apply to the acceleration of subordinated debt securities which are designed to protect the interests of holders of senior debt. A declaration of acceleration of maturity may be cancelled by the holders of at least a majority in principal amount of the debt securities of the affected series if (1) we have paid or deposited with the trustee a sum sufficient in cash to pay all principal, interest and additional amounts, if any, which have become due other than by the declaration of acceleration of maturity, (2) all existing events of default, other than the nonpayment of principal of or premium or interest, if any, on the debt securities of such series which have become due solely because of the acceleration, have been cured or waived and (3) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction.

Except in cases of default, where the trustee has some special duties, the trustee is not required to take any action under the indentures at the request of the holders unless the holders offer the trustee reasonable protection from expenses and liability, called an “indemnity.” If reasonable indemnity is provided, the holders of a majority in principal amount of the outstanding debt securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. The trustee may refuse to follow those directions in certain circumstances. No delay or omission in exercising any right or remedy accruing upon any event of default will be treated as a waiver of such right, remedy or event of default.

Before you are allowed to bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the debt securities, the following must occur:

•	You must give the trustee written notice that an event of default has occurred and remains uncured.

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The holders of not less than 25% in principal amount of all outstanding debt securities of the relevant series must make a written request that the trustee take action because of the default and must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action.

•	The trustee must not have taken action for 60 days after receipt of the above notice and offer of indemnity.

•	The holders of a majority in principal amount of the debt securities must not have given the trustee a direction inconsistent with the above notice during the 60-day period.

However, notwithstanding the conditions described above, you are entitled at any time to bring a lawsuit for the payment of money due on your debt securities on or after the due date.

Holders of a majority in principal amount of the debt securities of the affected series may waive any past defaults other than (1) the payment of principal, any premium or interest or (2) in respect of a covenant or other provision that cannot be modified or amended without the consent of each holder.

“Street name” and other indirect holders should consult their banks or brokers for information on how to give notice or direction or to make a request of the trustee and to make or cancel a declaration of acceleration.

Each year, we will furnish to the trustee a written statement of certain of our officers certifying that to their knowledge we are in compliance with the indentures and the debt securities, or else specifying any default.

Merger or Consolidation

Under the terms of the indentures, we are generally permitted to consolidate or merge with another entity. We are also permitted to sell all or substantially all of our assets to another entity. However, we may not take any of these actions unless all the following conditions are met:

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either we will be the surviving corporation or, if we merge out of existence or sell assets, the entity into which we merge or to which we sell assets must agree to be legally responsible for the debt securities;

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immediately after the merger or transfer of assets, no default on the debt securities can exist. A default for this purpose includes any event that would be an event of default if the requirements for giving a default notice or of having the default exist for a specific period of time were disregarded;

•	we must deliver certain certificates and documents to the trustee; and

•	we must satisfy any other requirements specified in the prospectus supplement.

Modification or Waiver

There are three types of changes we can make to the indentures and the debt securities.

Changes Requiring Approval of Each Holder. First, there are changes that cannot be made to your debt securities without the approval of each holder. Following is a list of those types of changes:

•	changing the stated maturity of the principal of or interest on a debt security;

•	reducing any amounts due on a debt security or payable upon acceleration of the maturity of a security following a default;

•	adversely affecting any right of repayment at the holder’s option;

•	changing the place (except as otherwise described in this prospectus) or currency of payment on a debt security;

•	impairing your right to sue for payment or to convert or exchange a security;

•	in the case of subordinated debt securities, modifying the subordination provisions in a manner that is adverse to holders of the subordinated debt securities;

•	in the case of senior debt securities, modifying the securities to subordinate the securities to other indebtedness;

•	reducing the percentage of holders of debt securities whose consent is needed to modify or amend the indentures;

•	reducing the percentage of holders of debt securities whose consent is needed to waive compliance with certain provisions of the indentures or to waive certain defaults;

•	reducing the requirements for quorum or voting with respect to the debt securities;

•	modifying any other aspect of the provisions of the indentures dealing with modification and waiver except to increase the voting requirements;

•	change in any of our obligations to pay additional amounts which are required to be paid to holders with respect to taxes imposed on such holders in certain circumstances; and

•	other provisions specified in the prospectus supplement.

Changes Requiring a Majority Vote. The second type of change to the indentures and the outstanding debt securities is the kind that requires a vote in favor by holders of outstanding debt securities owning a majority of the principal amount of the particular series affected. Separate votes will be needed for each series even if they are affected in the same way. Most changes fall into this category, except for clarifying changes and certain other changes that would not adversely affect holders of the outstanding debt securities in any material respect. The same vote would be required for us to obtain a waiver of all or part of certain covenants in the applicable indenture, or a waiver of a past default. However, we cannot obtain a waiver of a payment default or any other aspect of the indentures or the outstanding debt securities listed in the first category described previously under “—Senior and Subordinated Debt Securities—Changes Requiring Approval of Each Holder” unless we obtain your individual consent to the waiver.

Changes Not Requiring Approval. The third type of change does not require any vote by holders of outstanding debt securities. This type is limited to clarifications; curing ambiguities, defects or inconsistencies and certain other changes that would not adversely affect holders of the outstanding debt securities in any material respect. Qualifying or maintaining the qualification of the indentures under the Trust Indenture Act does not require any vote by holders of debt securities.

Further Details Concerning Voting. When taking a vote, we will use the following rules to decide how much principal amount to attribute to a debt security:

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for original issue discount securities, we will use the principal amount that would be due and payable on the voting date if the maturity of the debt securities were accelerated to that date because of a default; and

•	for debt securities whose principal amount is not known (for example, because it is based on an index), we will use a special rule for that debt security described in the prospectus supplement.

Debt securities will not be considered outstanding, and therefore not eligible to vote, if we have deposited or set aside in trust for you money for their payment or redemption. Debt securities will also not be eligible to vote if they have been fully defeased as described later under “—Senior and Subordinated Debt Securities—Defeasance—Full Defeasance.”

We will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding indenture securities that are entitled to vote or take other action under the indentures.

We are not required to set a record date. If we set a record date for a vote or other action to be taken by holders of a particular series, that vote or action may be taken only by persons who are holders of outstanding securities of that series on the record date and must be taken within 180 days following the record date or another period that we may specify. We may shorten or lengthen this period from time to time.

“Street name” and other indirect holders should consult their banks or brokers for information on how approval may be granted or denied if we seek to change the indentures or the debt securities or request a waiver.

Satisfaction and Discharge

The indentures will cease to be of further effect, and we will be deemed to have satisfied and discharged the indentures with respect to a particular series of debt securities, when

(1)	either:

•	all debt securities of that series have been delivered to the trustee for cancellation; or

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all debt securities of that series not previously delivered to the trustee for cancellation have become due and payable or will become due and payable at their stated maturity or on a redemption date within one year; we deposit with the trustee, in trust, funds sufficient to pay the entire indebtedness on the debt securities of that series that had not been previously delivered for cancellation, for the principal and interest to the date of the deposit (for debt securities that have become due and payable) or to the stated maturity or the redemption date, as the case may be (for debt securities that have not become due and payable); and

(2)	the following conditions have been satisfied:

•	we have paid or caused to be paid all other sums payable under the indentures in respect of that series; and

•	we have delivered to the trustee an officer’s certificate and opinion of counsel, each stating that all these conditions have been complied with.

Defeasance

The following discussion of full defeasance and covenant defeasance will be applicable to your series of debt securities only if we choose to have them apply to that series. If we choose to do so, we will state that in the applicable prospectus supplement and describe any changes to these provisions.

Full Defeasance. If there is a change in federal tax law, as described below, we can legally release ourselves from any payment or other obligations on the debt securities, called “full defeasance,” if we put in place the following other arrangements for you to be repaid:

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We must deposit in trust for your benefit and the benefit of all other registered holders of the debt securities a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates including, possibly, their earliest redemption date.

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Under current federal tax law, the deposit and our legal release from the debt securities would likely be treated as though you surrendered your debt securities in exchange for your share of the cash and notes or bonds deposited in trust. In that event, you could recognize income, gain or loss on the debt securities you surrendered. In order for us to effect a full defeasance we must deliver to the trustee a legal opinion confirming that you will not recognize income, gain or loss for federal income tax purposes as a result of the defeasance and that you will not be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves.

•	We must comply with any additional provisions set forth in the prospectus supplement.

If we accomplish a full defeasance as described above, you would have to rely solely on the trust deposit for repayment on the debt securities. You could not look to us for repayment in the unlikely event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever become bankrupt or insolvent. You would also be released from any applicable subordination provisions on the subordinated debt securities described below under “—Senior and Subordinated Debt Securities—Subordination.”

Covenant Defeasance. Under current federal tax law, we can make the same type of deposit described above and be released from the restrictive covenants in the debt securities, if any. This is called “covenant defeasance.” In that event, you would lose the protection of those restrictive covenants but would gain the protection of having money and securities set aside in trust to repay the debt securities, and you would be released from any applicable subordination provisions on the subordinated debt securities described later under “—Senior and Subordinated Debt Securities—Subordination.” In order to achieve covenant defeasance, we must do the following:

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We must deposit in trust for your benefit and the benefit of all other registered holders of the debt securities a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates.

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We must deliver to the trustee a legal opinion confirming that under current federal income tax law we may make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves.

•	We must comply with any additional provisions set forth in the prospectus supplement.

If we accomplish covenant defeasance, the following provisions of the indentures and the debt securities would no longer apply unless otherwise specified:

•	our promises regarding conduct of our business and other matters and any other covenants applicable to the series of debt securities that will be described in the prospectus supplement; and

•	the definition of an event of default as a breach of such covenants that may be specified in the prospectus supplement.

If we accomplish covenant defeasance, you can still look to us for repayment of the debt securities if there were a shortfall in the trust deposit. In fact, if one of the remaining events of default occurs (such as our bankruptcy) and the debt securities become immediately due and payable, there may be such a shortfall. Depending on the event causing the default, of course, you may not be able to obtain payment of the shortfall.

In order to exercise either full defeasance or covenant defeasance, we must comply with certain conditions, and no event or condition can exist that would prevent us from making payments of principal, premium, and interest, if any, on the debt securities of such series on the date the irrevocable deposit is made or at any time during the period ending on the 91st day after the deposit date.

Ranking

Unless provided otherwise in the applicable prospectus supplement, the debt securities are not secured by any of our property or assets. Accordingly, your ownership of debt securities means you are one of our unsecured creditors. The senior debt securities are not subordinated to any of our other debt obligations and, therefore, they rank equally with all our other unsecured and unsubordinated indebtedness. The subordinated debt securities will rank junior to our Senior Indebtedness (as such term is defined in the subordinated indenture) and equally with all our other unsecured and subordinated debt. See “—Senior and Subordinated Debt Securities—Subordination.”

Subordination

Unless the prospectus supplement provides otherwise, the following provisions will apply to the subordinated debt securities:

The payment of principal, any premium and interest on the subordinated debt securities is subordinated in right of payment to the prior payment in full of all of our Senior Indebtedness. This means that in certain circumstances where we may not be making payments on all of our debt obligations as they become due, the holders of all of our Senior Indebtedness will be entitled to receive payment in full of all amounts that are due or will become due on the Senior Indebtedness before you and the other holders of subordinated debt securities will be entitled to receive any payment or distribution (other than in the form of subordinated securities) on the subordinated debt securities. These circumstances may include the following:

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We make a payment or distribute assets to creditors upon any liquidation, dissolution, winding up or reorganization of our company, or as part of an assignment or marshalling of our assets for the benefit of our creditors.

•	We file for bankruptcy or certain other events in bankruptcy, insolvency or similar proceedings occur.

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The maturity of the subordinated debt securities is accelerated. For example, the entire principal amount of a series of subordinated debt securities may be declared to be due and payable and immediately payable or may be automatically accelerated due to an event of default as described under “—Senior and Subordinated Debt Securities—Events of Default.”

In addition, in general, we will not be permitted to make payments of principal, any premium or interest on the subordinated debt securities if we default in our obligation to make payments on our Senior Indebtedness and do not cure such default. We are also prohibited from making payments on subordinated debt securities if an event of default (other than a payment default) that permits the holders of Senior Indebtedness to accelerate the maturity of the Senior Indebtedness occurs and Central and the trustee have received a notice of such event of default. However, unless the Senior Indebtedness has been accelerated because of that event of default, this payment blockage notice cannot last more than 179 days.

These subordination provisions mean that if we are insolvent, a holder of Senior Indebtedness is likely to ultimately receive out of our assets more than a holder of the same amount of our subordinated debt securities, and a creditor of our company that is owed a specific amount but who owns neither our Senior Indebtedness nor our subordinated debt securities may ultimately receive less than a holder of the same amount of Senior Indebtedness and more than a holder of subordinated debt securities.

The subordinated indenture does not limit the amount of Senior Indebtedness we are permitted to have, and we may in the future incur additional Senior Indebtedness.

If this prospectus is being delivered in connection with a series of subordinated securities, the accompanying prospectus supplement or the information incorporated by reference will set forth the approximate amount of Senior Indebtedness outstanding as of a recent date.

Guarantees

A series of debt securities may be guaranteed by some of our subsidiaries corporations, if those guarantees are provided for in the supplemental indenture relating to that series of debt securities. If guarantees are issued in connection with any debt securities, the terms of those guarantees and the names of our subsidiaries which are providing the guarantees will be identified in the applicable prospectus supplement.

The Trustee

The initial trustee under each indenture will be identified in a prospectus supplement. The trustee will also be the initial paying agent and registrar for the debt securities.

The indentures provide that, except during the continuance of an event of default under the indentures, the trustee under the indentures will perform only such duties as are specifically set forth in the indentures. Under the indentures, the holders of a majority in outstanding principal amount of the debt securities will have the right to direct the time, method and place of conducting any proceeding or exercising any remedy available to the trustee under the indentures, subject to certain exceptions. If an event of default has occurred and is continuing, the trustee under the indentures will exercise such rights and powers vested in it under the indentures and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.

The indentures and provisions of the Trust Indenture Act of 1939, as amended, incorporated by reference in the indentures contain limitations on the rights of the trustee under such indentures, should it become a creditor of our company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The trustee under the indentures is permitted to engage in other transactions. However, if the trustee under the indentures acquires any prohibited conflicting interest, it must eliminate the conflict or resign.

The trustee may resign or be removed with respect to one or more series of debt securities and a successor trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as trustee with respect to different series of debt securities under the indentures, each such trustee shall be a trustee of a trust separate and apart from the trust administered by any other such trustee and any action described herein to be taken by the “trustee” may then be taken by each such trustee with respect to, and only with respect to, the one or more series of debt securities for which it is trustee.

In the event that an entity is the trustee under both the senior indenture and the subordinated indenture, and a conflict of interest arises as a result, the trustee must resign as trustee under (1) either of the indentures or, if this does not eliminate the conflict of interest, (2) both the indentures.

Legal Ownership of Securities

Holders of Securities

Book-Entry Holders. We will issue debt securities in book-entry form only, unless we specify otherwise in the applicable prospectus supplement. If securities are issued in book-entry form, this means the securities will be represented by one or more global securities registered in the name of a financial institution that holds them as depositary on behalf of other financial institutions that participate in the depositary’s book-entry system. These participating institutions, in turn, hold beneficial interests in the securities on behalf of themselves or their customers.

We will only recognize the person in whose name a security is registered as the holder of that security. Consequently, for securities issued in global form, we will recognize only the depositary as the holder of the securities and all payments on the securities will be made to the depositary. The depositary passes along the payments it receives to its participants, which in turn pass the payments along to their customers who are the beneficial owners. The depositary and its participants do so under agreements they have made with one another or with their customers; they are not obligated to do so under the terms of the securities.

As a result, investors in securities issued in book-entry form will not own securities directly. Instead, they will own beneficial interests in a global security, through a bank, broker or other financial institution that participates in the depositary’s book-entry system or holds an interest through a participant. As long as the securities are issued in global form, investors will be indirect holders, and not holders, of the securities.

Street Name Holders. In the future, we may terminate a global security or issue securities initially in non-global form. In these cases, investors may choose to hold their securities in their own names or in “street name.” Securities held by an investor in street name would be registered in the name of a bank, broker or other financial institution that the investor chooses, and the investor would hold only a beneficial interest in those securities through an account he or she maintains at that institution.

For securities held in street name, we will recognize only the intermediary banks, brokers and other financial institutions in whose names the securities are registered as the holders of those securities and all payments on those securities will be made to them. These institutions pass along the payments they receive to their customers who are the beneficial owners, but only because they agree to do so in their customer agreements or because they are legally required to do so. Investors who hold securities in street name will be indirect holders, not holders, of those securities.

Legal Holders. We, and any third parties employed by us or acting on your behalf, such as trustees, depositories and transfer agents, are obligated only to the legal holders of the securities. We do not have obligations to investors who hold beneficial interests in global securities, in street name or by any other indirect means. This will be the case whether an investor chooses to be an indirect holder of a security or has no choice because we are issuing the securities only in global form.

For example, once we make a payment or give a notice to the legal holder, we have no further responsibility for the payment or notice even if that legal holder is required, under agreements with depositary participants or customers or by law, to pass it along to the indirect holders but does not do so. Similarly, if we want to obtain the approval of the holders for any purpose (for example, to amend an indenture or to relieve ourselves of the consequences of a default or of our obligation to comply with a particular provision of the indenture), we would seek the approval only from the legal holders, and not the indirect holders, of the securities. Whether and how the legal holders contact the indirect holders is up to the legal holders.

When we refer to you, we mean those who invest in the securities being offered by this prospectus, whether they are the legal holders or only indirect holders of those securities. When we refer to your securities, we mean the securities in which you hold a direct or indirect interest.

Special Considerations for Indirect Holders. If you hold securities through a bank, broker or other financial institution, either in book-entry form or in street name, you should check with your own institution to find out:

•	how it handles securities payments and notices;

•	whether it imposes fees or charges;

•	how it would handle a request for the holders’ consent, if ever required;

•	whether and how you can instruct it to send you securities registered in your own name so you can be a legal holder, if that is permitted in the future;

•	how it would exercise rights under the securities if there were a default or other event triggering the need for holders to act to protect their interests; and

•	if the securities are in book-entry form, how the depositary’s rules and procedures will affect these matters.

Global Securities

A global security represents one or any other number of individual securities. Generally, all securities represented by the same global securities will have the same terms. We may, however, issue a global security that represents multiple securities that have different terms and are issued at different times. We call this kind of global security a master global security.

Each security issued in book-entry form will be represented by a global security that we deposit with and register in the name of a financial institution that we select or its nominee. The financial institution that is selected for this purpose is called the depositary. Unless we specify otherwise in the applicable prospectus supplement, The Depository Trust Company, New York, New York, known as the DTC, will be the depositary for all securities issued in book-entry form.

A global security may not be transferred to or registered in the name of anyone other than the depositary or its nominee, unless special termination situations arise or as otherwise described in the prospectus supplement. We describe those situations below under “—Special Situations When a Global Security Will Be Terminated.” As a result of these arrangements, the depositary, or its nominee, will be the sole registered owner and holder of all securities represented by a global security, and investors will be permitted to own only beneficial interests in a global security. Beneficial interests must be held by means of an account with a broker, bank or other financial institution that in turn has an account with the depositary or with another institution that does. Thus, an investor whose security is represented by a global security will not be a holder of the security, but only an indirect holder of a beneficial interest in the global security.

Special Considerations for Global Securities. As an indirect holder, an investor’s rights relating to a global security will be governed by the account rules of the investor’s financial institution and of the depositary, as well as general laws relating to securities transfers. We do not recognize this type of investor as a holder of securities and instead will deal only with the depositary that holds the global security.

If securities are issued only in the form of a global security, an investor should be aware of the following:

•

An investor cannot cause the securities to be registered in his or her name and cannot obtain physical certificates for his or her interest in the securities, except in the special situations we describe below.

•

An investor will be an indirect holder and must look to his or her own bank or broker for payments on the securities and protection of his or her legal rights relating to the securities, as we describe under “—Legal Ownership of Securities—Holders of Securities” above.

•	An investor may not be able to sell interests in the securities to some insurance companies and to other institutions that are required by law to own their securities in non-book-entry form.

•

An investor may not be able to pledge his or her interest in a global security in circumstances where certificates representing the securities must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective.

•

The depositary’s policies, which may change from time to time, will govern payments, transfers, exchanges and other matters relating to an investor’s interest in a global security. Neither we nor any third parties employed by us or acting on your behalf, such as trustees and transfer agents, have any responsibility for any aspect of the depositary’s actions or for its records of ownership interests in a global security. Central and the trustee do not supervise the depositary in any way.

•	The DTC requires that those who purchase and sell interests in a global security within its book-entry system use immediately available funds, and your broker or bank may require you to do so as well.

•

Financial institutions that participate in the depositary’s book-entry system, and through which an investor holds its interest in a global security, may also have their own policies affecting payments, notices and other matters relating to the security. There may be more than one financial intermediary in the chain of ownership for an investor. We do not monitor and are not responsible for the actions of any of those intermediaries.

Special Situations When a Global Security Will Be Terminated. In a few special situations described below, a global security will be terminated and interests in it will be exchanged for certificates in non-global form representing the securities it represented. After that exchange, the choice of whether to hold the securities directly or in street name will be up to the investor. Investors must consult their own banks or brokers to find out how to have their interests in a global security transferred on termination to their own names, so that they will be holders. We have described the rights of holders and street name investors above under “—Legal Ownership of Securities—Holders of Securities.”

The special situations for termination of a global security are as follows:

•

if the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary for that global security and we do not appoint another institution to act as depositary within a specified time period;

•	if we elect to terminate that global security; or

•	if an event of default has occurred with regard to securities represented by that global security and it has not been cured or waived.

The prospectus supplement may also list additional situations for terminating a global security that would apply to a particular series of securities covered by the prospectus supplement. If a global security is terminated, only the depositary is responsible for deciding the names of the institutions in whose names the securities represented by the global security will be registered and, therefore, who will be the holders of those securities.

Governing Law

The indentures for the senior and subordinated debt securities will be governed by and construed in accordance with the laws of the State of New York.

D ESCRIPTION OF CAPITAL STOCK

As of the date of this prospectus, our authorized capital stock consists of 80,000,000 shares of common stock, 100,000,000 shares of Class A common stock, 3,000,000 shares of Class B stock and 1,000,000 shares of preferred stock. At June 30, 2007, there were 22,290,643 shares of common stock, 47,811,406 shares of Class A common stock, 1,652,262 shares of Class B stock, and 25 shares of Series B preferred stock issued and outstanding. As of June 30, 2007, there were approximately 181 holders of record of our common stock, 179 holders of record of our Class A common stock, 7 holders of record of our Class B stock and one holder of our Series B preferred stock. No other shares of preferred stock or options to purchase preferred stock are currently outstanding.

The following description of our capital stock does not purport to be complete and is subject to and is qualified in its entirety by the description of our capital stock contained in our amended and restated certificate of incorporation, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part. Reference is made to such exhibit for a detailed description of the provisions thereof summarized below.

Common Stock, Class A Common Stock and Class B Stock

Voting, Dividend and Other Rights. The voting powers, preferences and relative rights of the common stock, Class A common stock, and the Class B stock are identical in all respects, except that (i) the holders of common stock are entitled to one vote per share, the holders of Class B stock are entitled to the lesser of ten votes per share or 49% of the total votes cast, and the holders of Class A common stock generally have no voting rights unless otherwise required by Delaware law, as described below; (ii) stock dividends on common stock may be paid only in shares of common stock and stock dividends on Class B stock may be paid only in shares of Class B stock and (iii) shares of Class B stock have certain conversion rights and are subject to certain restrictions on ownership and transfer described below under “Conversion Rights and Restrictions on Transfer of Class B Stock.” Except as described above, issuances of additional shares of Class B stock and modifications of the terms of the Class B stock require the approval of a majority of the holders of the common stock and Class B stock, voting as separate classes. Our amended and restated certificate of incorporation provides that the number of authorized shares of Class A common stock may be increased or decreased (but not below the number of outstanding shares of Class A common stock then outstanding) by the affirmative vote of the holders of a majority of the votes entitled to be cast by the holders of the common stock and Class B stock, voting together as a single class, without a vote by any holders of Class A common stock. Under the Delaware General Corporation Law, any amendments to the certificate of incorporation altering or changing the powers, preferences, or special rights of the shares of any class so as to adversely affect them, including the Class A common stock, requires the separate approval of the class so affected, as well as the approval of all classes entitled to vote thereon, voting together, and these voting rights are specifically included in our amended and restated certificate of incorporation. Our amended and restated certificate of incorporation cannot be modified, revised or amended without the affirmative vote of the majority of outstanding shares of common stock and Class B stock, voting separately as a class. Except as described above or as required by law, holders of common stock and Class B stock vote together on all matters presented to the stockholders for their vote or approval, including the election of directors. The stockholders are not entitled to vote cumulatively for the election of directors.

Each share of common stock, Class A common stock and Class B stock is entitled to receive dividends if, as and when declared by our board of directors out of funds legally available therefor. The common stock, Class A common stock and Class B stock share equally, on a share-for-share basis, in any cash dividends declared by our board of directors.

Stockholders have no preemptive or other rights to subscribe for additional shares. Subject to any rights of holders of any preferred stock, all holders of common stock, Class A common stock and Class B stock, regardless of class, are entitled to share equally on a share-for-share basis in any assets available for distribution to stockholders on liquidation, dissolution or winding up of our company. No common stock, Class A common stock or Class B stock is subject to redemption or a sinking fund.

Conversion Rights and Restrictions on Transfer of Class B Stock. Neither the common stock nor the Class A common stock has any conversion rights. However, at the option of the holder, each share of Class B stock is convertible at any time and from time to time into one share of common stock. If at any time the holders of a majority of outstanding shares of Class B stock vote to convert the outstanding shares of Class B stock to common stock, then all outstanding shares of Class B stock shall be deemed automatically converted into shares of common stock.

Our amended and restated certificate of incorporation provides that any holder of shares of Class B stock desiring to transfer such shares to a person other than a Permitted Transferee (as defined below) must present such shares to us for conversion into an equal number of shares of common stock upon such transfer. Thereafter, such shares of common stock may be freely transferred to persons other than Permitted Transferees, subject to applicable securities law.

Shares of Class B stock may not be transferred except generally to family members, certain trusts, heirs and devisees (collectively, “Permitted Transferees”). Upon any sale or transfer of ownership or voting rights to a transferee other than a Permitted Transferee or to the extent an entity no longer remains a Permitted Transferee, such shares of Class B stock will automatically convert into equal number of shares of common stock. Accordingly, no trading market is expected to develop in the Class B stock and the Class B stock will not be listed or traded on any exchange or in any market.

Effects of Disproportionate Voting Rights. The disproportionate voting rights of the common stock, Class A common stock and Class B stock could have an adverse effect on the market price of the common stock and of the Class A common stock. Such disproportionate voting rights may make us a less attractive target for a takeover than we otherwise might be, or render more difficult or discourage a merger proposal, a tender offer or a proxy contest, even if such actions were favored by our stockholders other than the holders of the Class B stock. Accordingly, such disproportionate voting rights may deprive holders of common stock of an opportunity to sell their shares at a premium over prevailing market prices, since takeover bids frequently involve purchases of stock directly from shareholders at such a premium price.

The common stock and Class A common stock issued by this prospectus will, when issued, be fully paid and nonassessable and will not have, or be subject to, any preemptive or similar rights.

Our common stock and Class A common stock are listed on the Nasdaq Global Select Market under the symbols “CENT” and “CENTA,” respectively. The transfer agent and registrar for our common stock is Mellon Investor Services, 525 Market Street, Suite 3500, San Francisco, CA 94105. Their phone number is (800) 356-2017.

Preferred Stock

Under our amended and restated certificate of incorporation, we may issue up to 1,000,000 shares of preferred stock. We currently have 25 shares of our Series B preferred stock outstanding. No other shares of preferred stock or options to purchase preferred stock are currently outstanding.

The Series B preferred stock is entitled to receive dividends when and as declared by the Board of Directors, subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends. As of June 30, 2007, the Series B preferred stock was convertible into 21,601 shares of our common stock and 43,202 shares of our Class A common stock. Each share of Series B Preferred Stock is entitled to a liquidation preference equal to the greater of (i) $30,000 per share plus all declared but unpaid dividends on the Series B preferred stock or (ii) such amount per share as would have been payable with respect to such shares of Series B preferred stock had each share of the then outstanding Series B preferred stock been converted to common stock immediately prior to such event whether or not the Series B preferred stock is then so convertible. Except as otherwise required by law, the holders of Series B preferred stock shall not be entitled to vote. The Series B preferred stock is redeemable at the option of the holder until February 26, 2009 at a price equal to $30,000 per share. The Series B preferred stock is not redeemable at our option.

Our board of directors has the authority, without further action by the stockholders, to issue up to the maximum authorized number of shares of preferred stock in one or more series. The board of directors also has the authority to designate the rights, preferences, privileges and restrictions of each such series, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series. The rights, preferences, privileges and restrictions of each series will be fixed by the certificate of designation relating to that series. Any or all of the rights of the preferred stock may be greater than the rights of the common stock or the Series A Preferred Stock.

The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders. The issuance of preferred stock with voting and conversion rights may also adversely affect the voting power of the holders of common stock. In certain circumstances, an issuance of preferred stock could have the effect of decreasing the market price of the common stock.

Whenever preferred stock is to be sold pursuant to this prospectus, we will file a prospectus supplement relating to that sale which will specify:

•	the number of shares in the series of preferred stock;

•	the designation for the series of preferred stock by number, letter or title that shall distinguish the series from any other series of preferred stock;

•	the dividend rate, if any, and whether dividends on that series of preferred stock will be cumulative, noncumulative or partially cumulative;

•	the voting rights of that series of preferred stock, if any;

•	any conversion provisions applicable to that series of preferred stock;

•	any redemption or sinking fund provisions applicable to that series of preferred stock;

•	the liquidation preference per share of that series of preferred stock, if any; and

•	the terms of any other preferences or rights, if any, applicable to that series of preferred stock.

Certain Effects of Authorized but Unissued Stock

We have shares of common stock, Class A common stock and preferred stock available for future issuance without stockholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, facilitate corporate acquisitions or payable as a dividend on the capital stock.

The existence of unissued and unreserved common stock, Class A common stock and preferred stock may enable our board of directors to issue shares to persons friendly to current management or to issue preferred stock with terms that could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, thereby protecting the continuity of our management. In addition, the issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation.

Delaware Law and Certain Provisions of Our Amended and Restated Certificate of Incorporation and Bylaws

Provisions of Delaware law and our amended and restated certificate of incorporation and bylaws could make the acquisition of our company and the removal of incumbent officers and directors more difficult. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to negotiate with us first. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

We are subject to the provisions of Section 203 of the Delaware general corporation law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date that the person became an interested stockholder unless, subject to certain exceptions, the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior, did own 15% or more of the corporation’s voting stock. These provisions may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders.

Our bylaws provide that stockholder action can be taken at an annual or special meeting of stockholders or by written consent. Our bylaws also provide that special meetings of stockholders can be called by the board of directors, the chairman of the board, if any, the president or at the request of stockholders holding not less than 10% of the total voting power. The business permitted to be conducted at any special meeting of stockholders is limited to the purposes stated in the notice of such meeting. Our bylaws set forth an advance notice procedure with regard to the nomination, other than by or at the direction of the board of directors, of candidates for election as directors and with regard to business to be brought before a meeting of stockholders.

D ESCRIPTION OF THE WARRANTS

We may issue warrants, including warrants to purchase common stock, Class A common stock, preferred stock, debt securities, or any combination of the foregoing. Warrants may be issued independently or together with any securities and may be attached to or separate from the securities. The warrants will be issued under warrant agreements to be entered into between us and a warrant agent as detailed in the prospectus supplement relating to warrants being offered. The warrant agent will act solely as our agent in connection with the warrants and will not have any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. A copy of the warrant agreement will be filed with the SEC in connection with any offering of warrants.

The applicable prospectus supplement will describe the following terms, where applicable, of the warrants in respect of which this prospectus is being delivered:

•	the title of the warrants;

•	the aggregate number of the warrants;

•	the price or prices at which the warrants will be issued;

•	the currencies in which the price or prices of the warrants may be payable;

•	the designation, amount, and terms of the offered securities purchasable upon exercise of the warrants;

•	the designation and terms of the other offered securities, if any, with which the warrants are issued and the number of the warrants issued with each security;

•	if applicable, the date on and after which the warrants and the offered securities purchasable upon exercise of the warrants will be separately transferable;

•	the price or prices at which and currency or currencies in which the offered securities purchasable upon exercise of the warrants may be purchased;

•	the date on which the right to exercise the warrants shall commence and the date on which the right shall expire;

•	the minimum or maximum amount of the warrants which may be exercised at any one time;

•	information with respect to book-entry procedures, if any;

•	a discussion of any federal income tax considerations; and

•	any other material terms of the warrants, including terms, procedures, and limitations relating to the exchange and exercise of the warrants.

P LAN OF DISTRIBUTION

We may sell the securities:

•	through underwriters or dealers;

•	through agents; or

•	directly to purchasers.

We will describe in a prospectus supplement, the particular terms of the offering of the securities, including the following:

•	the names of any underwriters;

•	the purchase price and the proceeds we will receive from the sale;

•	any underwriting discounts and other items constituting underwriters’ compensation;

•	any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers;

•	any securities exchanges on which the securities of the series may be listed; and

•	any other information we think is important.

If we use underwriters in the sale, such underwriters will acquire the securities for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale.

The securities may be either offered to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. The obligations of the underwriters to purchase the securities will be subject to certain conditions. The underwriters will be obligated to purchase all the securities of the series offered if any of the securities are purchased. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

We may sell offered securities through agents designated by us. Any agent involved in the offer or sale of the securities for which this prospectus is delivered will be named, and any commissions payable by us to that agent will be set forth, in the prospectus supplement. Unless indicated in the prospectus supplement, the agents have agreed to use their reasonable best efforts to solicit purchases for the period of their appointment.

We also may sell offered securities directly. In this case, no underwriters or agents would be involved.

Underwriters, dealers and agents that participate in the distribution of the offered securities may be underwriters as defined in the Securities Act of 1933, or Securities Act, and any discounts or commissions received by them from us and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Securities Act. We will identify any underwriters or agents, and describe their compensation, in a prospectus supplement.

Certain of any such underwriters and agents, including their associates, may be customers of, engage in transactions with and perform services for us and our subsidiaries in the ordinary course of business. One or more of our affiliates may from time to time act as an agent or underwriter in connection with the sale of the securities to the extent permitted by applicable law. The participation of any such affiliate in the offer and sale of the securities will comply with Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc. regarding the offer and sale of securities of an affiliate.

We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make. Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their businesses.

We may authorize agents or underwriters to solicit offers by certain types of institutions to purchase securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts. These contracts will provide for payment and delivery on a specified date in the future. The conditions to these contracts and the commissions payable for solicitation of such contracts will be set forth in the applicable prospectus supplement.

In order to facilitate the offering of the securities, any underwriters or agents, as the case may be, involved in the offering of such securities may engage in transactions that stabilize, maintain or otherwise affect the price of such securities or any other securities the prices of which may be used to determine payments on such securities. Specifically, the underwriters or agents, as the case may be, may overallot in connection with the offering, creating a short position in such securities for their own account. In addition, to cover overallotments or to stabilize the price of such securities or any such other securities, the underwriters or agents, as the case may be, may bid for, and purchase, such securities or any such other securities in the open market. Finally, in any offering of such securities through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allotted to an underwriter or a dealer for distributing such securities in the offering if the syndicate repurchases previously distributed securities in transactions to cover syndicate short positions, in stabilization transaction or otherwise. Any of these activities may stabilize or maintain the market price of the securities above independent market levels. The underwriters or agents, as the case may be, are not required to engage in these activities, and may end any of these activities at any time.

Other than the common stock and the Class A common stock, the securities issued hereunder may be new issues of securities with no established trading market. Any underwriters or agents to or through whom such securities are sold for public offering and sale may make a market in such securities, but such underwriters or agents will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any such securities.

V ALIDITY OF THE SECURITIES

The validity of the securities issued hereunder will be passed upon for us by Orrick, Herrington & Sutcliffe LLP, San Francisco, California.

E XPERTS

The consolidated financial statements and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended September 30, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a change in accounting principle), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

W HERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can also inspect, read, and copy these reports, proxy statements and other information at the public reference facilities the SEC maintains at:

The Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549.

You can also obtain copies of these materials from the public reference facilities of the SEC at prescribed rates. You can obtain information on the operation of the public reference facilities by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available over the Internet at the SEC’s website at http://www.sec.gov, which contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

You may also obtain information about us at our Internet website at http://www.central.com. However, the information on our website does not constitute a part of this prospectus.

CE RTAIN DOCUMENTS INCORPORATED BY REFERENCE

In this document, we “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring to that information. The information incorporated by reference is considered to be a part of this prospectus, and later information filed with the SEC will update and supersede this information. Notwithstanding this statement, however, you may rely on information that has been filed at the time you made your investment decision. We incorporate by reference the documents listed below:

(a)	Our Annual Report on Form 10-K for the fiscal year ended September 30, 2006;

(b)	Our Quarterly Reports on Form 10-Q for the fiscal quarters ended December 30, 2006, March 31, 2007 and June 30, 2007;

(c)	Our Current Reports on Form 8-K filed December 7, 2006, January 9, 2007, January 22, 2007, February 7, 2007, February 20, 2007, March 20, 2007, May 7, 2007, June 6, 2007 and August 8, 2007, excluding any information that was furnished to (and not filed with) the SEC;

(d)	The description of our capital stock in our registration statement on Form 8-A (File No. 000-20242) filed March 31, 1993, as amended by the Fourth Amended and Restated Certificate of Incorporation, attached as Exhibit 3.1 to our Annual Report on Form 10-K for the fiscal year ended September 30, 2006 (File No. 000-20242); and

(e)	The description of our Class A Common Stock in our registration statement on Form 8-A (File No. 001-33268) filed January 24, 2007.

We also incorporate by reference all future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities and Exchange Act of 1934 on or (1) after the date of the filing of the registration statement containing this prospectus and prior to the effectiveness of such registration statement and (2) after the date of this prospectus and prior to the termination of any offering made hereby.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address or phone number:

Central Garden & Pet Company

1340 Treat Blvd., Suite 600

Walnut Creek, CA 94597

Attention: Investor Relations

Telephone: 1-925-948-4000

You should rely only on the information provided in this document or incorporated in this document by reference. We have not authorized anyone to provide you with different information. You should not assume that the information in this document, including any information incorporated herein by reference, is accurate as of any date other than that on the front of the document. Any statement incorporated herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

10,000,000 shares

Class A common stock

Prospectus supplement

JPMorgan

Morgan Stanley

SunTrust Robinson Humphrey

                            , 2007